

5-86848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	May 31, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

x Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 15th day of May, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: 高德宏和
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ____________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.1 "Notice of Establishment of Holding Company by Single Company Stock Transfer", dated May 15, 2012 (Japanese original; English translation attached to Form CB)

Exhibit 1.2 "Extraordinary Report", dated May 15, 2012 (Japanese original; English translation attached to Form CB).

Exhibit 2.1 "Notice for Accelerated Redemption of the Yen Denominated Zero Coupon Convertible Corporate Bond with Conversion Restriction Covenants and New Issue Share Subscription Rights Maturing on September 30, 2016", dated May 15, 2012 (Japanese original).

Exhibit 1.1

平成24年5月15日

各 位

会社名　　日本軽金属株式会社
代表社名　代表取締役社長　石山　喬
（コード番号　5701　東証・大証第一部）
問合せ先　広報・ＩＲ室長　野中由憲
（TEL　03－5461－9333）

単独株式移転による持株会社設立に関するお知らせ

当社は、本日開催の取締役会において、株主総会承認決議等の所定の手続きを経た上で、下記のとおり、平成24年10月1日（予定）を期日として、当社単独による株式移転（以下「本株式移転」といいます。）により純粋持株会社（完全親会社）である「日本軽金属ホールディングス株式会社」（以下「持株会社」といいます。）を設立することを決議いたしましたので、お知らせいたします。

記

1．単独株式移転による持株会社設立の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約3倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年6月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会

社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月1日を予定しております。

2．持株会社体制移行の手順

当社は、次に示す方法により、持株会社体制への移行を実施する予定です。

【ステップ1】

平成24年10月1日を期日として本株式移転により持株会社を設立することで、当社は持株会社の完全子会社となります。


日本軽金属ホールディングス
日本軽金属
子会社等

【ステップ2】

持株会社設立後は、グループ各社の事業特性、市場環境等を考慮に入れた戦略的再編を速やかに実施することにより、市場へのより機動的な対応が可能となる体制を整備し、今後の成長戦略を促進してまいります。具体的内容については決定次第お知らせいたします。


日本軽金属ホールディングス
日本軽金属
子会社等
子会社等

3．株式移転の要旨

(1) 株式移転の日程

定時株主総会基準日	平成24年3月31日（土）
株式移転計画承認取締役会	平成24年5月15日（火）
株式移転計画承認定時株主総会	平成24年6月28日（木）（予定）
上場廃止日	平成24年9月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）	平成24年10月1日（月）（予定）
持株会社上場日	平成24年10月1日（月）（予定）

※ ただし、本株式移転の手続き進行上の必要性その他の事由により日程を変更することがあります。

(2) 株式移転の方式

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

(3) 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社（完全親会社）	日本軽金属株式会社（完全子会社）
株式移転に係る割当ての内容	1	1

（注）

① 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式1株につき設立する持株会社の普通株式1株を割当交付いたします。

② 単元株式数

持株会社は単元株制度を採用し、1単元の株式数を100株といたします。従いまして、持株会社の売買単位は、現在の当社株式の1,000株から100株に減少することになります。

③ 株式移転比率の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社1社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式1株に対して、持株会社の普通株式1株を割当交付することといたしました。

④ 第三者機関による算定結果、算定方法および算定根拠

上記③の理由により、第三者機関による算定は行っておりません。

⑤ 株式移転により交付する新株式数（予定）

545,126,049株（予定）

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。これに伴い、当社は一時的に持株会社の普通株式を保有することになりますが、その処分方法については決定次第お知らせいたします。

(4) 株式移転に伴う新株予約権および新株予約権付社債に関する取扱い

当社が発行している2016年9月30日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債については、本日（平成24年5月15日）別途公表しております「2016年9月30日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について」に記載のとおり、同社債の社債要項の規定に基づく任意償還により、株式移転の効力発生日までに全額繰上償還されるものとします。

(5) 持株会社の新規上場に関する取扱い

当社は、新たに設立する持株会社の株式について、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定であり、上場日は、平成24年10月1日（月）を予定しております。また、当社は本株式移転により持株会社の完全子会社となりますので、持株会社の上場に先立ち、平成24年9月26日（水）に株式会社東京証券取引所および株式会社大阪証券取引所を上場廃止となる予定であります。

なお、上場廃止日につきましては、株式会社東京証券取引所および株式会社大阪証券取引所の規則に基づき決定されるため変更される可能性があります。

4．株式移転の当事会社の概要（平成24年3月31日現在）

(1) 商号	日本軽金属株式会社
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者	代表取締役社長　石山　喬
(4) 主な事業の内容	アルミナ・化成品、アルミニウム製品等の製造、販売
(5) 資本金	39,084,654,715円
(6) 設立年月日	昭和14年3月30日
(7) 発行済株式総数	545,126,049株
(8) 決算期	3月31日
(9) 大株主構成および持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社（信託口）　11.4% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社（信託口）　5.1% 第一生命保険株式会社　3.7% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社（信託口9）　2.9% 朝日生命保険相互会社　2.8%

(10) 最近3年間の経営成績および財政状態

	平成21年3月期	平成22年3月期	平成23年3月期
連結純資産（百万円）	88,781	93,124	104,757
連結総資産（百万円）	478,571	481,022	414,885
1株当たり連結純資産（円）	154.22	163.13	181.51
連結売上高（百万円）	554,094	460,681	429,433
連結営業利益（百万円）	△11,892	7,673	24,724
連結経常利益（百万円）	△16,936	2,682	18,529
連結当期純利益（百万円）	△31,442	2,084	11,040
1株当たり連結当期純利益（円）	△57.77	3.83	20.29
1株当たり配当金（円）	0.00	0.00	2.00

（注）△は損失を示しております。

５．株式移転により新たに設立する会社（持株会社）の概要（予定）

(1) 商号	日本軽金属ホールディングス株式会社 （英文名：Nippon Light Metal Holdings Company, Ltd.）
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者および役員就任予定者	代表取締役社長　石山　喬 取締役　中嶋　豪 取締役　藤岡　誠 取締役　石原　充 取締役　岡本一郎 取締役　村上敏英 取締役　井上　厚 取締役　今須聖雄 取締役　山本　博 取締役　上野晃嗣 取締役　飯島英胤（注１） 取締役　小野正人（注１） 監査役　朝日　格 監査役　松本伸夫 監査役　山岸敏夫 監査役　藤田　譲（注２） 監査役　和食克雄（注２） 監査役　結城康郎（注２） （注１）取締役飯島英胤および同小野正人は、会社法第2条第15号に定める社外取締役です。 （注２）監査役藤田譲、同和食克雄および同結城康郎は、会社法第2条第16号に定める社外監査役です。
(4) 主な事業の内容	子会社等の経営管理およびそれに附帯または関連する業務
(5) 資本金	39,085,000,000円
(6) 決算期	3月31日
(7) 純資産	未定
(8) 総資産	未定

６．会計処理の概要

企業会計上の「共通支配下の取引」に該当するため、損益への影響はありません。なお、本株式移転によるのれんは発生しない見込みであります。

７．今後の見通し

本株式移転に伴い、当社は持株会社の完全子会社となります。これにより、当社の業績は完全親会社である持株会社の連結業績に反映されることになります。なお、本株式移転による業績への影響は軽微であります。

以　上

Exhibit 1.2

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年５月15日
【会社名】	日本軽金属株式会社
【英訳名】	Nippon Light Metal Company, Ltd.
【代表者の役職氏名】	代表取締役社長　石山 喬
【本店の所在の場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【最寄りの連絡場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【提出理由】

当社は、平成24年５月15日開催の取締役会において、株主総会での承認決議等所定の手続を経た上で、単独株式移転の方法により持株会社（「日本軽金属ホールディングス株式会社」）を設立することを決議いたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の３の規定に基づき、臨時報告書を提出いたします。

2【報告内容】

(1) 当該株式移転の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約３倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年６月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月１日を予定しております。

(2) 当該株式移転の方法、株式移転に係る割当ての内容（株式移転比率）、その他の株式移転計画の内容

① 当該株式移転の方法

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

② 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社（完全親会社）	日本軽金属株式会社（完全子会社）
株式移転に係る割当ての内容	1	1

（注）

1 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式１株につき設立する持株会社の普通株式１株を割当交付いたします。

2 単元株式数

持株会社は単元株制度を採用し、１単元の株式数を100株といたします。

3 株式移転により交付する新株式数（予定）

545,126,049株

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。

③ その他の株式移転計画の内容

ア 株式移転の日程

定時株主総会基準日　平成24年３月31日（土）
株式移転計画承認取締役会　平成24年５月15日（火）
株式移転計画承認定時株主総会　平成24年６月28日（木）（予定）
上場廃止日　平成24年９月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）　平成24年10月１日（月）（予定）
持株会社上場日　平成24年10月１日（月）（予定）

イ その他の株式移転計画の内容

その他の株式移転契約の内容は、以下「株式移転計画書」に記載のとおりであります。

株式移転計画書

日本軽金属株式会社（以下「甲」という。）は、甲を株式移転完全子会社とする株式移転設立完全親会社（以下「乙」という。）を設立するための株式移転（以下「本株式移転」という。）を行うにあたり、次のとおり株式移転計画（以下「本計画」という。）を定める。

（乙の目的、商号、本店の所在地、発行可能株式総数その他定款で定める事項）

第１条 乙の目的、商号、本店の所在地及び発行可能株式総数は以下のとおりとする。

(1) 目的

乙の目的は、別紙「日本軽金属ホールディングス株式会社定款」第２条に記載のとおりとする。

(2) 商号

乙の商号は、「日本軽金属ホールディングス株式会社」とし、英文では、「Nippon Light Metal Holdings Company, Ltd.」と表示する。

(3) 本店の所在地

乙の本店の所在地は、東京都品川区とする。

(4) 発行可能株式総数

乙の発行可能株式総数は、2,000,000,000株とする。

2．前項に掲げるもののほか、乙の定款で定める事項は、別紙「日本軽金属ホールディングス株式会社定款」に記載のとおりとする。

（乙の設立時取締役等の氏名及び設立時会計監査人の名称）

第２条 乙の設立時取締役の氏名は次のとおりとする。

石山喬、中嶋豪、藤岡誠、石原充、岡本一郎、村上敏英、井上厚、今須聖雄、山本博、上野晃嗣、飯島英胤（社外）、小野正人（社外）

２．乙の設立時監査役の氏名は次のとおりとする。

朝日格、松本伸夫、山岸敏夫、藤田讓（社外）、和食克雄（社外）、結城康郎（社外）、早野利人（補欠の社外監査役）

３．乙の設立時会計監査人の名称は次のとおりとする。

新日本有限責任監査法人

（本株式移転に際して交付する株式及びその割当て）

第３条 乙は、本株式移転に際して、本株式移転により乙が甲の発行済株式の全部を取得する時点の直前時（以下「基準時」という。）における甲の株主に対し、その所有する甲の普通株式に代わり、甲が基準時現在発行する普通株式の総数と同数の乙の普通株式を交付する。

２．乙は、本株式移転に際して、前項に基づき割当ての対象となる基準時における甲の株主に対し、その保有する甲の普通株式１株につき、乙の普通株式１株の割合をもって割り当てる。

（乙の資本金及び準備金の額）

第４条 乙の設立時における資本金及び準備金の額は次のとおりとする。

(1) 資本金の額

39,085,000,000円

(2) 資本準備金の額

23,502,000,000円

(3) 利益準備金の額

０円

(4) その他資本剰余金の額

会社計算規則第52条第１項柱書に定める株主資本変動額から上記(1)の額及び(2)の額の合計額を減じて得た額

(5) その他利益剰余金の額

０円

（乙の成立の日）

第５条 乙の設立の登記をすべき日（以下「乙の成立の日」という。）は、平成24年10月１日とする。ただし、本株式移転の手続進行上の必要性その他の事由により必要な場合は、甲の取締役会の決議によりこれを変更することができる。

（本計画承認株主総会）

第６条 甲は、平成24年６月28日を開催日として定時株主総会を招集し、本計画の承認及び本株式移転に必要な事項に関する決議を求めるものとする。

（乙の上場証券取引所）

第７条 乙は、乙の成立の日において、その発行する普通株式の株式会社東京証券取引所及び株式会社大阪証券取引所への上場を予定する。

（乙の株主名簿管理人）

第８条 乙の株主名簿管理人は、三井住友信託銀行株式会社とする。

（事情変更）

第９条 本計画の作成後、乙の成立の日に至るまでの間において、天災地変その他の事由により甲の財産又は経営状態に重大な変動が生じた場合は、甲の取締役会の決議により、本株式移転に関する条件を変更し、又は本株式移転を中止することができる。

（本計画の効力の発生）

第10条 本計画は、甲の株主総会において本計画の承認が得られなかった場合又は国内外の法令に定める関係官庁の許認可等（関係官庁に対する届出の効力の発生等を含む。）が得られなかった場合は、その効力を失う。

平成24年５月15日

甲：東京都品川区東品川二丁目２番20号
日本軽金属株式会社
代表取締役社長　石山 喬

別紙

日本軽金属ホールディングス株式会社 定款

第１章 総則

（商号）

第１条 当会社は、日本軽金属ホールディングス株式会社と称し、英文ではＮｉｐｐｏｎ Ｌｉｇｈｔ Ｍｅｔａｌ Ｈｏｌｄｉｎｇｓ Ｃｏｍｐａｎｙ，Ｌｔｄ．と表示する。

（目的）

第２条 当会社は、次の事業を営む会社およびこれに相当する業務を営む外国会社の株式または持分を保有することにより、当該会社の事業活動を支配・管理することを目的とする。

1 アルミニウム等の金属およびその合金の製造、販売
2 アルミニウム等の金属およびその合金による板、条、管、棒、形材、線、鍛造品、鋳物の製造、販売
3 前２号に関する各種加工製品の製造、販売
4 アルミニウム等の金属およびその合金の箔、加工箔、粉、フレーク、ペースト、顔料、成型用樹脂組成物の製造、販売
5 水酸化アルミニウム、アルミナおよびこれに関連する各種製品の製造、販売
6 苛性ソーダ、塩素、塩酸、次亜塩素酸ソーダ、塩化ベンゾイル、圧縮水素および毒物・劇物の製造、販売
7 天然ガスの採取、加工、販売およびこれを原料とする各種製品の製造、販売
8 樹脂フィルムおよび紙の印刷塗工、貼合等包装用材料の製造、販売
9 合成樹脂の成形、加工、販売
10 電極その他の炭素製品の製造、販売
11 次の各製品およびその附属品の製造、販売、賃貸
（イ）建材製品
（ロ）土木建築用の材料、機器および設備
（ハ）プール、水門等の機器および設備
（ニ）業務用プレハブ冷凍・冷蔵庫用パネルおよびクリーンルーム用パネル
（ホ）衛生、空調および冷暖房用の機器および設備
（ヘ）公害防止機器
（ト）被牽引車、各種自動車用車体および各種コンテナその他の輸送・運搬用機器
（チ）特殊自動車
（リ）包装容器
12 アルミニウム等の金属のリサイクル事業
13 前各号に関する機器および設備の設計、製作、据付および技術指導

14 自動車の分解、修理および整備ならびに自動車定期点検業務手続の代行
15 土木建築工事、建築工事、内外装工事、建具工事、ガラス工事および機械器具設備工事の設計、監理および請負
16 不動産の売買、賃貸、仲介、管理および鑑定ならびに土地の造成
17 貨物自動車運送事業および自動車運送取扱事業ならびに倉庫業
18 損害保険代理業および生命保険の募集に関する業務
19 コンピュータソフトウェア、情報システムの開発、販売ならびにコンピュータおよびその関連機器の賃貸
20 スポーツ施設および食堂の経営
21 事業所、工場等の保守管理、警備、清掃
22 廃棄物の収集、運搬および処理ならびに再生製品の販売
23 電気の供給事業
24 前各号に関する工業技術の総合的な研究、試験、分析、測定および技術協力
25 前各号に附帯関連する事業

② 当会社は、前項各号の事業およびこれに附帯関連する一切の事業を営むことができる。

(本店の所在地)
第３条 当会社は、本店を東京都品川区に置く。

(機関)
第４条 当会社は、株主総会および取締役のほか、次の機関を置く。
1 取締役会
2 監査役
3 監査役会
4 会計監査人

(公告方法)
第５条 当会社の公告方法は、電子公告とする。ただし、事故その他やむを得ない事由によって電子公告による公告をすることができない場合は、日本経済新聞に掲載して行う。

第２章 株式

(発行可能株式総数)
第６条 当会社の発行可能株式総数は、2,000,000,000株とする。

(自己の株式の取得)
第７条 当会社は、会社法第165条第２項の規定により、取締役会の決議をもって、市場取引等により自己の株式を取得することができる。

(単元株式数)
第８条 当会社の単元株式数は、100株とする。

(株主名簿管理人)
第９条 当会社は、株主名簿管理人を置く。

② 株主名簿管理人およびその事務取扱場所は、取締役会の決議により定め、これを公告する。

③ 当会社の株主名簿および新株予約権原簿の作成ならびに備置きその他の株主名簿および新株予約権原簿に関する事務はこれを株主名簿管理人に委託し、当会社においては取り扱わない。

（株式取扱規則）
第10条 当会社の株式に関する取扱い、手数料および株主の権利行使に際しての手続等については、法令または本定款のほか、取締役会において定める株式取扱規則による。

第３章 株主総会

（招集）
第11条 当会社は、定時株主総会を毎年６月に招集し、臨時株主総会を必要に応じて招集する。

（開催場所）
第12条 当会社は、東京都特別区内において株主総会を開催する。

（定時株主総会の基準日）
第13条 当会社は、毎年３月31日の最終の株主名簿に記録された株主をもって、その事業年度に関する定時株主総会において議決権を行使することができる株主とする。

（招集権者）
第14条 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により取締役社長が招集する。
② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会を招集する。

（議長）
第15条 株主総会の議長には、取締役社長が当たる。
② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会の議長となる。
③ 取締役全員に事故あるときは、株主総会において出席株主中より議長を選任する。

（株主総会参考書類等のインターネット開示とみなし提供）
第16条 当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類および連結計算書類に記載または表示をすべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。

（決議の方法）
第17条 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。
② 会社法第309条第２項の規定によるものとされる株主総会の決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当たる多数をもって行う。

（議決権の代理行使）
第18条 株主は、当会社の議決権を行使し得る他の株主１名を代理人として、その議決権を行使することができる。ただし、株主または代理人は、株主総会ごとにその代理権を証明する書面を当会社に提出するものとする。

第４章 取締役および取締役会

（員数）
第19条 当会社の取締役は、15名以内とする。

（選任の方法）
第20条 取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。
② 取締役の選任決議については、累積投票によらないものとする。

（任期）
第21条 取締役の任期は、選任後１年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。

（代表取締役および役付取締役）
第22条 取締役会の決議により、代表取締役を選定する。
② 取締役会の決議により、取締役社長１名を定める。また、必要に応じて取締役会長１名を定めることができる。

（招集権者および議長）
第23条 取締役会は、法令に別段の定めがある場合を除き、取締役会長が招集し、議長となる。
② 取締役会長に欠員または事故あるときは、取締役社長が取締役会を招集し、議長となる。取締役会長および取締役社長がともに事故あるときは、取締役会の定めるところにより他の取締役が取締役会を招集し、議長となる。

（招集通知）
第24条 取締役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。
② 取締役会は、取締役および監査役の全員の同意があるときは、招集の手続を経ずに開催することができる。

（決議の方法）
第25条 取締役会の決議は、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。

（取締役会規則）
第26条 取締役会に関する事項は、法令または本定款のほか、取締役会において定める取締役会規則による。

（報酬等）
第27条 取締役の報酬、賞与その他の職務執行の対価として当会社から受ける財産上の利益（以下「報酬等」という。）は、株主総会の決議により定める。

（取締役の責任免除）
第28条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の取締役（取締役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。
② 当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第５章 監査役および監査役会

（員数）
第29条 当会社の監査役は、７名以内とする。

（選任の方法）
第30条 監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。

（補欠監査役の選任決議の効力）
第31条 補欠監査役の選任決議が効力を有する期間は、当該決議において短縮がされない限り、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の開始の時までとする。

（任期）
第32条 監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
② 任期の満了前に退任した監査役の補欠として選任された監査役の任期は、退任した監査役の任期の満了する時までとする。

（常勤の監査役）
第33条 常勤の監査役は、監査役会の決議により選定する。

（招集通知）
第34条 監査役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。
② 監査役会は、監査役全員の同意があるときは、招集の手続を経ずに開催することができる。

（決議の方法）
第35条 監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。

（監査役会規則）
第36条 監査役会に関する事項は、法令または本定款のほか、監査役会において定める監査役会規則による。

（報酬等）
第37条 監査役の報酬等は、株主総会の決議により定める。

（監査役の責任免除）
第38条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の監査役（監査役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。
② 当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第６章 計算

（事業年度）
第39条 当会社の事業年度は、毎年４月１日より翌年３月31日までとする。

（剰余金の配当）
第40条 当会社は、株主総会の決議により、毎年３月31日の最終の株主名簿に記録された株主または登録株式質権者に対して、期末配当として剰余金の配当をすることができる。
② 当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記録された株主または登録株式質権者に対して、会社法第454条第５項に定める剰余金の配当を行うことができる。

（配当金の除斥期間）
第41条 配当財産が金銭である場合は、その支払開始の日より満５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。
② 前項の金銭には、利息をつけない。

附則

（最初の事業年度）
第１条 当会社の最初の事業年度は、第39条の規定にかかわらず、当会社設立の日から平成25年３月31日までとする。

(最初の取締役および監査役の報酬)

第２条 第27条および第37条の規定にかかわらず、当会社設立の日から最初の定時株主総会終結の時までの期間の取締役の報酬等の額は、総額金297百万円以内とし、監査役の報酬等の額は、総額金72百万円以内とする。ただし、この取締役の報酬等の額には使用人兼務取締役の使用人分の給与は含まないものとする。

(附則の削除)

第３条 本附則は、当会社の最初の定時株主総会終結の時をもって削除されるものとする。

以 上

(3) 株式移転に係る割当ての内容の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社１社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式１株に対して、持株会社の普通株式１株を割当交付することといたしました。

なお、上記理由により、第三者機関の算定は行っておりません。

(4) 当該株式移転の後の株式移転設立完全親会社となる会社の商号、本店の所在地、代表者の氏名、資本金の額、純資産の額、総資産の額及び事業の内容

商号	日本軽金属ホールディングス株式会社
本店の所在地	東京都品川区東品川二丁目２番20号
代表者の氏名	代表取締役社長　石山 喬
資本金の額	39,085,000,000円
純資産の額	未定
総資産の額	未定
事業の内容	子会社等の経営管理およびそれに附帯または関連する業務

以 上

Exhibit 2.1

平成24年5月15日

各　位

会　社　名　日本軽金属株式会社
代表者名　代表取締役社長　石山　喬
コード番号　5701
上場取引所　東証・大証各第一部
問合せ先　広報・IR室長　野中　由憲
（TEL.03－5461－9333）

2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について

当社が2006年7月21日に発行した、2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債（以下「本新株予約権付社債」という。）について、下記のとおり繰上償還することになりましたのでお知らせいたします。

記

1. 繰上償還の理由　当社は、本日別途ご案内の「単独株式移転による持株会社設立に関するお知らせ」にありますとおり、株式移転の方法により持株会社を設立することについて、本日開催の当社取締役会において、株式移転計画を作成すること、並びに当該株式移転計画の承認を求める議案を平成24年6月28日開催予定の第105回定時株主総会に付議することを決議いたしました。
当社は、株主総会の承認決議等所要の手続を経た上で、平成24年10月1日を効力発生日（予定）として、株式移転の方法により持株会社である日本軽金属ホールディングス株式会社を設立し、その完全子会社となる予定です。
これに伴い、本新株予約権付社債については、本新株予約権付社債の社債要項に基づき、以下のとおり繰上償還を実施することと致しました。
なお、当社は、かかる繰上償還の結果取得する本新株予約権付社債に付された新株予約権を、同時に無償にて消却いたします。

2. 繰上償還銘柄　日本軽金属株式会社2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債

3. 繰上償還期日　2012年9月25日（ルクセンブルグ時間）（予定）

4. 繰上償還予定額　残存する本新株予約権付社債の全部
（2012年4月30日現在　1,020百万円）

5. 繰上償還金額　額面金額の102%の価額

6. 繰上償還の条件　平成24年6月28日開催予定の第105回定時株主総会において、上記株式移転計画の承認を求める議案が承認されることを条件として、繰上償還を実施いたします。

（ご参考）

本新株予約権付社債の概要

1.	発行額面総額	20,000百万円
2.	発行日	2006年7月21日（チューリッヒ時間）
3.	償還期限	2016年9月30日（ルクセンブルグ時間）
4.	利率	利息は付さない
5.	転換価額	406円

以上

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	May 31, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_______ Rule 201 (Temporary Hardship Exemption)

_______ Rule 202 (Continuing Hardship Exemption)

___x___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 15th day of May, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: 高德宏和
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20_____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.1 "Notice of Establishment of Holding Company by Single Company Stock Transfer", dated May 15, 2012 (Japanese original; English translation attached to Form CB)

Exhibit 1.2 "Extraordinary Report", dated May 15, 2012 (Japanese original; English translation attached to Form CB).

Exhibit 2.1 "Notice for Accelerated Redemption of the Yen Denominated Zero Coupon Convertible Corporate Bond with Conversion Restriction Covenants and New Issue Share Subscription Rights Maturing on September 30, 2016", dated May 15, 2012 (Japanese original).

Exhibit 1.1

平成24年5月15日

各　位

会社名　　日本軽金属株式会社
代表社名　代表取締役社長　石山　喬
（コード番号　5701　東証・大証第一部）
問合せ先　広報・ＩＲ室長　野中由憲
（TEL　03－5461－9333）

単独株式移転による持株会社設立に関するお知らせ

当社は、本日開催の取締役会において、株主総会承認決議等の所定の手続きを経た上で、下記のとおり、平成24年10月1日（予定）を期日として、当社単独による株式移転（以下「本株式移転」といいます。）により純粋持株会社（完全親会社）である「日本軽金属ホールディングス株式会社」（以下「持株会社」といいます。）を設立することを決議いたしましたので、お知らせいたします。

記

１．単独株式移転による持株会社設立の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約3倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年6月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会

社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月1日を予定しております。

2．持株会社体制移行の手順

当社は、次に示す方法により、持株会社体制への移行を実施する予定です。

【ステップ1】

平成24年10月1日を期日として本株式移転により持株会社を設立することで、当社は持株会社の完全子会社となります。


日本軽金属ホールディングス
日本軽金属
子会社等

【ステップ2】

持株会社設立後は、グループ各社の事業特性、市場環境等を考慮に入れた戦略的再編を速やかに実施することにより、市場へのより機動的な対応が可能となる体制を整備し、今後の成長戦略を促進してまいります。具体的内容については決定次第お知らせいたします。


日本軽金属ホールディングス
日本軽金属
子会社等
子会社等

3．株式移転の要旨

(1) 株式移転の日程

定時株主総会基準日	平成24年3月31日（土）
株式移転計画承認取締役会	平成24年5月15日（火）
株式移転計画承認定時株主総会	平成24年6月28日（木）（予定）
上場廃止日	平成24年9月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）	平成24年10月1日（月）（予定）
持株会社上場日	平成24年10月1日（月）（予定）

※　ただし、本株式移転の手続き進行上の必要性その他の事由により日程を変更することがあります。

(2) 株式移転の方式

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

(3) 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社 （完全親会社）	日本軽金属株式会社 （完全子会社）
株式移転に係る割当ての内容	1	1

（注）

① 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式1株につき設立する持株会社の普通株式1株を割当交付いたします。

② 単元株式数

持株会社は単元株制度を採用し、1単元の株式数を **100** 株といたします。従いまして、持株会社の売買単位は、現在の当社株式の **1,000** 株から **100** 株に減少することになります。

③ 株式移転比率の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社1社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式1株に対して、持株会社の普通株式1株を割当交付することといたしました。

④ 第三者機関による算定結果、算定方法および算定根拠

上記③の理由により、第三者機関による算定は行っておりません。

⑤ 株式移転により交付する新株式数（予定）

545,126,049 株（予定）

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。これに伴い、当社は一時的に持株会社の普通株式を保有することになりますが、その処分方法については決定次第お知らせいたします。

(4) 株式移転に伴う新株予約権および新株予約権付社債に関する取扱い

当社が発行している **2016** 年 **9** 月 **30** 日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債については、本日（平成 **24** 年 **5** 月 **15** 日）別途公表しております「**2016** 年 **9** 月 **30** 日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について」に記載のとおり、同社債の社債要項の規定に基づく任意償還により、株式移転の効力発生日までに全額繰上償還されるものとします。

(5) 持株会社の新規上場に関する取扱い

当社は、新たに設立する持株会社の株式について、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定であり、上場日は、平成 24 年 10 月 1 日（月）を予定しております。また、当社は本株式移転により持株会社の完全子会社となりますので、持株会社の上場に先立ち、平成 24 年 9 月 26 日（水）に株式会社東京証券取引所および株式会社大阪証券取引所を上場廃止となる予定であります。

なお、上場廃止日につきましては、株式会社東京証券取引所および株式会社大阪証券取引所の規則に基づき決定されるため変更される可能性があります。

4．株式移転の当事会社の概要（平成 24 年 3 月 31 日現在）

(1) 商号	日本軽金属株式会社
(2) 所在地	東京都品川区東品川二丁目 2 番 20 号
(3) 代表者	代表取締役社長　石山 喬
(4) 主な事業の内容	アルミナ・化成品、アルミニウム製品等の製造、販売
(5) 資本金	39,084,654,715 円
(6) 設立年月日	昭和 14 年 3 月 30 日
(7) 発行済株式総数	545,126,049 株
(8) 決算期	3 月 31 日
(9) 大株主構成および持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社（信託口） 11.4% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社（信託口） 5.1% 第一生命保険株式会社 3.7% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社（信託口９） 2.9% 朝日生命保険相互会社 2.8%

(10) 最近３年間の経営成績および財政状態

	平成21年３月期	平成22年３月期	平成23年３月期
連結純資産（百万円）	88,781	93,124	104,757
連結総資産（百万円）	478,571	481,022	414,885
１株当たり連結純資産（円）	154.22	163.13	181.51
連結売上高（百万円）	554,094	460,681	429,433
連結営業利益（百万円）	△11,892	7,673	24,724
連結経常利益（百万円）	△16,936	2,682	18,529
連結当期純利益（百万円）	△31,442	2,084	11,040
１株当たり連結当期純利益（円）	△57.77	3.83	20.29
１株当たり配当金（円）	0.00	0.00	2.00

（注）△は損失を示しております。

5．株式移転により新たに設立する会社（持株会社）の概要（予定）

(1) 商号	日本軽金属ホールディングス株式会社 （英文名：Nippon Light Metal Holdings Company, Ltd.）
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者および 役員就任予定者	代表取締役社長　石山　喬 取締役　中嶋　豪 取締役　藤岡　誠 取締役　石原　充 取締役　岡本一郎 取締役　村上敏英 取締役　井上　厚 取締役　今須聖雄 取締役　山本　博 取締役　上野晃嗣 取締役　飯島英胤（注１） 取締役　小野正人（注１） 監査役　朝日　格 監査役　松本伸夫 監査役　山岸敏夫 監査役　藤田　譲（注２） 監査役　和食克雄（注２） 監査役　結城康郎（注２） （注１）取締役飯島英胤および同小野正人は、会社法第2条第15号に定める社外取締役です。 （注２）監査役藤田譲、同和食克雄および同結城康郎は、会社法第2条第16号に定める社外監査役です。
(4) 主な事業の内容	子会社等の経営管理およびそれに附帯または関連する業務
(5) 資本金	39,085,000,000円
(6) 決算期	3月31日
(7) 純資産	未定
(8) 総資産	未定

6．会計処理の概要

企業会計上の「共通支配下の取引」に該当するため、損益への影響はありません。なお、本株式移転によるのれんは発生しない見込みであります。

7．今後の見通し

本株式移転に伴い、当社は持株会社の完全子会社となります。これにより、当社の業績は完全親会社である持株会社の連結業績に反映されることになります。なお、本株式移転による業績への影響は軽微であります。

以　上

Exhibit 1.2

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年５月15日
【会社名】	日本軽金属株式会社
【英訳名】	Nippon Light Metal Company, Ltd.
【代表者の役職氏名】	代表取締役社長　石山 喬
【本店の所在の場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【最寄りの連絡場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【提出理由】

当社は、平成24年５月15日開催の取締役会において、株主総会での承認決議等所定の手続を経た上で、単独株式移転の方法により持株会社（「日本軽金属ホールディングス株式会社」）を設立することを決議いたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の３の規定に基づき、臨時報告書を提出いたします。

2【報告内容】

(1) 当該株式移転の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約３倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年６月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月１日を予定しております。

(2) 当該株式移転の方法、株式移転に係る割当ての内容（株式移転比率）、その他の株式移転計画の内容

① 当該株式移転の方法

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

② 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社（完全親会社）	日本軽金属株式会社（完全子会社）
株式移転に係る割当ての内容	1	1

（注）

1 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式１株につき設立する持株会社の普通株式１株を割当交付いたします。

2 単元株式数

持株会社は単元株制度を採用し、１単元の株式数を100株といたします。

3 株式移転により交付する新株式数（予定）

545,126,049株

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。

③ その他の株式移転計画の内容

ア 株式移転の日程

定時株主総会基準日　平成24年３月31日（土）
株式移転計画承認取締役会　平成24年５月15日（火）
株式移転計画承認定時株主総会　平成24年６月28日（木）（予定）
上場廃止日　平成24年９月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）　平成24年10月１日（月）（予定）
持株会社上場日　平成24年10月１日（月）（予定）

イ その他の株式移転計画の内容

その他の株式移転契約の内容は、以下「株式移転計画書」に記載のとおりであります。

株式移転計画書

日本軽金属株式会社（以下「甲」という。）は、甲を株式移転完全子会社とする株式移転設立完全親会社（以下「乙」という。）を設立するための株式移転（以下「本株式移転」という。）を行うにあたり、次のとおり株式移転計画（以下「本計画」という。）を定める。

（乙の目的、商号、本店の所在地、発行可能株式総数その他定款で定める事項）

第１条 乙の目的、商号、本店の所在地及び発行可能株式総数は以下のとおりとする。

(1) 目的

乙の目的は、別紙「日本軽金属ホールディングス株式会社定款」第２条に記載のとおりとする。

(2) 商号

乙の商号は、「日本軽金属ホールディングス株式会社」とし、英文では、「Nippon Light Metal Holdings Company, Ltd.」と表示する。

(3) 本店の所在地

乙の本店の所在地は、東京都品川区とする。

(4) 発行可能株式総数

乙の発行可能株式総数は、2,000,000,000株とする。

2．前項に掲げるもののほか、乙の定款で定める事項は、別紙「日本軽金属ホールディングス株式会社定款」に記載のとおりとする。

（乙の設立時取締役等の氏名及び設立時会計監査人の名称）

第２条 乙の設立時取締役の氏名は次のとおりとする。

石山喬、中嶋豪、藤岡誠、石原充、岡本一郎、村上敏英、井上厚、今須聖雄、山本博、上野晃嗣、飯島英胤（社外）、小野正人（社外）

２．乙の設立時監査役の氏名は次のとおりとする。

朝日格、松本伸夫、山岸敏夫、藤田讓（社外）、和食克雄（社外）、結城康郎（社外）、早野利人（補欠の社外監査役）

３．乙の設立時会計監査人の名称は次のとおりとする。

新日本有限責任監査法人

（本株式移転に際して交付する株式及びその割当て）

第３条 乙は、本株式移転に際して、本株式移転により乙が甲の発行済株式の全部を取得する時点の直前時（以下「基準時」という。）における甲の株主に対し、その所有する甲の普通株式に代わり、甲が基準時現在発行する普通株式の総数と同数の乙の普通株式を交付する。

２．乙は、本株式移転に際して、前項に基づき割当ての対象となる基準時における甲の株主に対し、その保有する甲の普通株式１株につき、乙の普通株式１株の割合をもって割り当てる。

（乙の資本金及び準備金の額）

第４条 乙の設立時における資本金及び準備金の額は次のとおりとする。

(1) 資本金の額

39,085,000,000円

(2) 資本準備金の額

23,502,000,000円

(3) 利益準備金の額

０円

(4) その他資本剰余金の額

会社計算規則第52条第１項柱書に定める株主資本変動額から上記(1)の額及び(2)の額の合計額を減じて得た額

(5) その他利益剰余金の額

０円

（乙の成立の日）

第５条 乙の設立の登記をすべき日（以下「乙の成立の日」という。）は、平成24年10月１日とする。ただし、本株式移転の手続進行上の必要性その他の事由により必要な場合は、甲の取締役会の決議によりこれを変更することができる。

（本計画承認株主総会）

第６条 甲は、平成24年６月28日を開催日として定時株主総会を招集し、本計画の承認及び本株式移転に必要な事項に関する決議を求めるものとする。

（乙の上場証券取引所）

第７条 乙は、乙の成立の日において、その発行する普通株式の株式会社東京証券取引所及び株式会社大阪証券取引所への上場を予定する。

（乙の株主名簿管理人）

第８条 乙の株主名簿管理人は、三井住友信託銀行株式会社とする。

（事情変更）

第９条 本計画の作成後、乙の成立の日に至るまでの間において、天災地変その他の事由により甲の財産又は経営状態に重大な変動が生じた場合は、甲の取締役会の決議により、本株式移転に関する条件を変更し、又は本株式移転を中止することができる。

（本計画の効力の発生）

第10条 本計画は、甲の株主総会において本計画の承認が得られなかった場合又は国内外の法令に定める関係官庁の許認可等（関係官庁に対する届出の効力の発生等を含む。）が得られなかった場合は、その効力を失う。

平成24年５月15日

甲：東京都品川区東品川二丁目２番20号
日本軽金属株式会社
代表取締役社長　石山 喬

別紙

日本軽金属ホールディングス株式会社 定款

第１章 総則

（商号）

第１条 当会社は、日本軽金属ホールディングス株式会社と称し、英文ではＮｉｐｐｏｎ Ｌｉｇｈｔ Ｍｅｔａｌ Ｈｏｌｄｉｎｇｓ Ｃｏｍｐａｎｙ，Ｌｔｄ．と表示する。

（目的）

第２条 当会社は、次の事業を営む会社およびこれに相当する業務を営む外国会社の株式または持分を保有することにより、当該会社の事業活動を支配・管理することを目的とする。

1 アルミニウム等の金属およびその合金の製造、販売
2 アルミニウム等の金属およびその合金による板、条、管、棒、形材、線、鍛造品、鋳物の製造、販売
3 前２号に関する各種加工製品の製造、販売
4 アルミニウム等の金属およびその合金の箔、加工箔、粉、フレーク、ペースト、顔料、成型用樹脂組成物の製造、販売
5 水酸化アルミニウム、アルミナおよびこれに関連する各種製品の製造、販売
6 苛性ソーダ、塩素、塩酸、次亜塩素酸ソーダ、塩化ベンゾイル、圧縮水素および毒物・劇物の製造、販売
7 天然ガスの採取、加工、販売およびこれを原料とする各種製品の製造、販売
8 樹脂フィルムおよび紙の印刷塗工、貼合等包装用材料の製造、販売
9 合成樹脂の成形、加工、販売
10 電極その他の炭素製品の製造、販売
11 次の各製品およびその附属品の製造、販売、賃貸
（イ） 建材製品
（ロ） 土木建築用の材料、機器および設備
（ハ） プール、水門等の機器および設備
（ニ） 業務用プレハブ冷凍・冷蔵庫用パネルおよびクリーンルーム用パネル
（ホ） 衛生、空調および冷暖房用の機器および設備
（ヘ） 公害防止機器
（ト） 被牽引車、各種自動車用車体および各種コンテナその他の輸送・運搬用機器
（チ） 特殊自動車
（リ） 包装容器
12 アルミニウム等の金属のリサイクル事業
13 前各号に関する機器および設備の設計、製作、据付および技術指導

14 自動車の分解、修理および整備ならびに自動車定期点検業務手続の代行
15 土木建築工事、建築工事、内外装工事、建具工事、ガラス工事および機械器具設備工事の設計、監理および請負
16 不動産の売買、賃貸、仲介、管理および鑑定ならびに土地の造成
17 貨物自動車運送事業および自動車運送取扱事業ならびに倉庫業
18 損害保険代理業および生命保険の募集に関する業務
19 コンピュータソフトウェア、情報システムの開発、販売ならびにコンピュータおよびその関連機器の賃貸
20 スポーツ施設および食堂の経営
21 事業所、工場等の保守管理、警備、清掃
22 廃棄物の収集、運搬および処理ならびに再生製品の販売
23 電気の供給事業
24 前各号に関する工業技術の総合的な研究、試験、分析、測定および技術協力
25 前各号に附帯関連する事業
② 当会社は、前項各号の事業およびこれに附帯関連する一切の事業を営むことができる。

(本店の所在地)
第３条 当会社は、本店を東京都品川区に置く。

(機関)
第４条 当会社は、株主総会および取締役のほか、次の機関を置く。
1 取締役会
2 監査役
3 監査役会
4 会計監査人

(公告方法)
第５条 当会社の公告方法は、電子公告とする。ただし、事故その他やむを得ない事由によって電子公告による公告をすることができない場合は、日本経済新聞に掲載して行う。

第２章 株式

(発行可能株式総数)
第６条 当会社の発行可能株式総数は、2,000,000,000株とする。

(自己の株式の取得)
第７条 当会社は、会社法第165条第２項の規定により、取締役会の決議をもって、市場取引等により自己の株式を取得することができる。

(単元株式数)
第８条 当会社の単元株式数は、100株とする。

(株主名簿管理人)
第９条 当会社は、株主名簿管理人を置く。
② 株主名簿管理人およびその事務取扱場所は、取締役会の決議により定め、これを公告する。
③ 当会社の株主名簿および新株予約権原簿の作成ならびに備置きその他の株主名簿および新株予約権原簿に関する事務はこれを株主名簿管理人に委託し、当会社においては取り扱わない。

(株式取扱規則)
第10条 当会社の株式に関する取扱い、手数料および株主の権利行使に際しての手続等については、法令または本定款のほか、取締役会において定める株式取扱規則による。

第3章 株主総会

(招集)
第11条 当会社は、定時株主総会を毎年6月に招集し、臨時株主総会を必要に応じて招集する。

(開催場所)
第12条 当会社は、東京都特別区内において株主総会を開催する。

(定時株主総会の基準日)
第13条 当会社は、毎年3月31日の最終の株主名簿に記録された株主をもって、その事業年度に関する定時株主総会において議決権を行使することができる株主とする。

(招集権者)
第14条 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により取締役社長が招集する。
② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会を招集する。

(議長)
第15条 株主総会の議長には、取締役社長が当たる。
② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会の議長となる。
③ 取締役全員に事故あるときは、株主総会において出席株主中より議長を選任する。

(株主総会参考書類等のインターネット開示とみなし提供)
第16条 当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類および連結計算書類に記載または表示をすべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。

(決議の方法)
第17条 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。
② 会社法第309条第2項の規定によるものとされる株主総会の決議は、議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上に当たる多数をもって行う。

(議決権の代理行使)
第18条 株主は、当会社の議決権を行使し得る他の株主1名を代理人として、その議決権を行使することができる。ただし、株主または代理人は、株主総会ごとにその代理権を証明する書面を当会社に提出するものとする。

第4章 取締役および取締役会

(員数)
第19条 当会社の取締役は、15名以内とする。

(選任の方法)
第20条 取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。
② 取締役の選任決議については、累積投票によらないものとする。

（任期）
第21条 取締役の任期は、選任後１年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。

（代表取締役および役付取締役）
第22条 取締役会の決議により、代表取締役を選定する。
② 取締役会の決議により、取締役社長１名を定める。また、必要に応じて取締役会長１名を定めることができる。

（招集権者および議長）
第23条 取締役会は、法令に別段の定めがある場合を除き、取締役会長が招集し、議長となる。
② 取締役会長に欠員または事故あるときは、取締役社長が取締役会を招集し、議長となる。取締役会長および取締役社長がともに事故あるときは、取締役会の定めるところにより他の取締役が取締役会を招集し、議長となる。

（招集通知）
第24条 取締役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。
② 取締役会は、取締役および監査役の全員の同意があるときは、招集の手続を経ずに開催することができる。

（決議の方法）
第25条 取締役会の決議は、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。

（取締役会規則）
第26条 取締役会に関する事項は、法令または本定款のほか、取締役会において定める取締役会規則による。

（報酬等）
第27条 取締役の報酬、賞与その他の職務執行の対価として当会社から受ける財産上の利益（以下「報酬等」という。）は、株主総会の決議により定める。

（取締役の責任免除）
第28条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の取締役（取締役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。
② 当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第５章 監査役および監査役会

（員数）
第29条 当会社の監査役は、７名以内とする。

（選任の方法）
第30条 監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。

（補欠監査役の選任決議の効力）
第31条 補欠監査役の選任決議が効力を有する期間は、当該決議において短縮がされない限り、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の開始の時までとする。

（任期）
第32条 監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
② 任期の満了前に退任した監査役の補欠として選任された監査役の任期は、退任した監査役の任期の満了する時までとする。

（常勤の監査役）
第33条 常勤の監査役は、監査役会の決議により選定する。

（招集通知）
第34条 監査役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。
② 監査役会は、監査役全員の同意があるときは、招集の手続を経ずに開催することができる。

（決議の方法）
第35条 監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。

（監査役会規則）
第36条 監査役会に関する事項は、法令または本定款のほか、監査役会において定める監査役会規則による。

（報酬等）
第37条 監査役の報酬等は、株主総会の決議により定める。

（監査役の責任免除）
第38条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の監査役（監査役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。
② 当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第６章 計算

（事業年度）
第39条 当会社の事業年度は、毎年４月１日より翌年３月31日までとする。

（剰余金の配当）
第40条 当会社は、株主総会の決議により、毎年３月31日の最終の株主名簿に記録された株主または登録株式質権者に対して、期末配当として剰余金の配当をすることができる。
② 当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記録された株主または登録株式質権者に対して、会社法第454条第５項に定める剰余金の配当を行うことができる。

（配当金の除斥期間）
第41条 配当財産が金銭である場合は、その支払開始の日より満５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。
② 前項の金銭には、利息をつけない。

附則

（最初の事業年度）
第１条 当会社の最初の事業年度は、第39条の規定にかかわらず、当会社設立の日から平成25年３月31日までとする。

(最初の取締役および監査役の報酬)

第２条 第27条および第37条の規定にかかわらず、当会社設立の日から最初の定時株主総会終結の時までの期間の取締役の報酬等の額は、総額金297百万円以内とし、監査役の報酬等の額は、総額金72百万円以内とする。ただし、この取締役の報酬等の額には使用人兼務取締役の使用人分の給与は含まないものとする。

(附則の削除)

第３条 本附則は、当会社の最初の定時株主総会終結の時をもって削除されるものとする。

以 上

(3) 株式移転に係る割当ての内容の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社１社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式１株に対して、持株会社の普通株式１株を割当交付することといたしました。

なお、上記理由により、第三者機関の算定は行っておりません。

(4) 当該株式移転の後の株式移転設立完全親会社となる会社の商号、本店の所在地、代表者の氏名、資本金の額、純資産の額、総資産の額及び事業の内容

商号	日本軽金属ホールディングス株式会社
本店の所在地	東京都品川区東品川二丁目２番20号
代表者の氏名	代表取締役社長　石山 喬
資本金の額	39,085,000,000円
純資産の額	未定
総資産の額	未定
事業の内容	子会社等の経営管理およびそれに附帯または関連する業務

以 上

Exhibit 2.1

平成24年5月15日

各　位

会　社　名　日本軽金属株式会社
代表者名　代表取締役社長　石山　喬
コード番号　5701
上場取引所　東証・大証各第一部
問合せ先　広報・IR室長　野中　由憲
（TEL.03－5461－9333）

2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について

当社が2006年7月21日に発行した、2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債（以下「本新株予約権付社債」という。）について、下記のとおり繰上償還することになりましたのでお知らせいたします。

記

1. 繰上償還の理由　当社は、本日別途ご案内の「単独株式移転による持株会社設立に関するお知らせ」にありますとおり、株式移転の方法により持株会社を設立することについて、本日開催の当社取締役会において、株式移転計画を作成すること、並びに当該株式移転計画の承認を求める議案を平成24年6月28日開催予定の第105回定時株主総会に付議することを決議いたしました。
当社は、株主総会の承認決議等所要の手続を経た上で、平成24年10月1日を効力発生日（予定）として、株式移転の方法により持株会社である日本軽金属ホールディングス株式会社を設立し、その完全子会社となる予定です。
これに伴い、本新株予約権付社債については、本新株予約権付社債の社債要項に基づき、以下のとおり繰上償還を実施することと致しました。
なお、当社は、かかる繰上償還の結果取得する本新株予約権付社債に付された新株予約権を、同時に無償にて消却いたします。

2. 繰上償還銘柄　日本軽金属株式会社2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債

3. 繰上償還期日　2012年9月25日（ルクセンブルグ時間）（予定）

4. 繰上償還予定額　残存する本新株予約権付社債の全部
（2012年4月30日現在　1,020百万円）

5.　繰上償還金額　額面金額の102%の価額

6.　繰上償還の条件　平成24年6月28日開催予定の第105回定時株主総会において、上記株式移転計画の承認を求める議案が承認されることを条件として、繰上償還を実施いたします。

（ご参考）

本新株予約権付社債の概要

1.　発行額面総額　20,000百万円
2.　発行日　2006年7月21日（チューリッヒ時間）
3.　償還期限　2016年9月30日（ルクセンブルグ時間）
4.　利率　利息は付さない
5.　転換価額　406円

以上

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	May 31, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__x__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 15th day of May, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: 
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ____________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.1 "Notice of Establishment of Holding Company by Single Company Stock Transfer", dated May 15, 2012 (Japanese original; English translation attached to Form CB)

Exhibit 1.2 "Extraordinary Report", dated May 15, 2012 (Japanese original; English translation attached to Form CB).

Exhibit 2.1 "Notice for Accelerated Redemption of the Yen Denominated Zero Coupon Convertible Corporate Bond with Conversion Restriction Covenants and New Issue Share Subscription Rights Maturing on September 30, 2016", dated May 15, 2012 (Japanese original).

Exhibit 1.1

平成24年5月15日

各 位

会社名　　日本軽金属株式会社
代表社名　代表取締役社長　石山　喬
（コード番号　5701　東証・大証第一部）
問合せ先　広報・ＩＲ室長　野中由憲
（TEL　03－5461－9333）

単独株式移転による持株会社設立に関するお知らせ

当社は、本日開催の取締役会において、株主総会承認決議等の所定の手続きを経た上で、下記のとおり、平成24年10月1日（予定）を期日として、当社単独による株式移転（以下「本株式移転」といいます。）により純粋持株会社（完全親会社）である「日本軽金属ホールディングス株式会社」（以下「持株会社」といいます。）を設立することを決議いたしましたので、お知らせいたします。

記

1．単独株式移転による持株会社設立の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約3倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年6月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会

社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月1日を予定しております。

2．持株会社体制移行の手順

当社は、次に示す方法により、持株会社体制への移行を実施する予定です。

【ステップ1】

平成24年10月1日を期日として本株式移転により持株会社を設立することで、当社は持株会社の完全子会社となります。


日本軽金属ホールディングス
日本軽金属
子会社等

【ステップ2】

持株会社設立後は、グループ各社の事業特性、市場環境等を考慮に入れた戦略的再編を速やかに実施することにより、市場へのより機動的な対応が可能となる体制を整備し、今後の成長戦略を促進してまいります。具体的内容については決定次第お知らせいたします。


日本軽金属ホールディングス
日本軽金属
子会社等
子会社等

3．株式移転の要旨

(1) 株式移転の日程

定時株主総会基準日	平成24年3月31日（土）
株式移転計画承認取締役会	平成24年5月15日（火）
株式移転計画承認定時株主総会	平成24年6月28日（木）（予定）
上場廃止日	平成24年9月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）	平成24年10月1日（月）（予定）
持株会社上場日	平成24年10月1日（月）（予定）

※ ただし、本株式移転の手続き進行上の必要性その他の事由により日程を変更することがあります。

(2) 株式移転の方式

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

(3) 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社 （完全親会社）	日本軽金属株式会社 （完全子会社）
株式移転に係る割当ての内容	1	1

（注）

① 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式1株につき設立する持株会社の普通株式1株を割当交付いたします。

② 単元株式数

持株会社は単元株制度を採用し、1単元の株式数を 100 株といたします。従いまして、持株会社の売買単位は、現在の当社株式の 1,000 株から 100 株に減少することになります。

③ 株式移転比率の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社1社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式1株に対して、持株会社の普通株式1株を割当交付することといたしました。

④ 第三者機関による算定結果、算定方法および算定根拠

上記③の理由により、第三者機関による算定は行っておりません。

⑤ 株式移転により交付する新株式数（予定）

545,126,049 株（予定）

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。これに伴い、当社は一時的に持株会社の普通株式を保有することになりますが、その処分方法については決定次第お知らせいたします。

(4) 株式移転に伴う新株予約権および新株予約権付社債に関する取扱い

当社が発行している 2016 年 9 月 30 日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債については、本日（平成 24 年 5 月 15 日）別途公表しております「2016 年 9 月 30 日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について」に記載のとおり、同社債の社債要項の規定に基づく任意償還により、株式移転の効力発生日までに全額繰上償還されるものとします。

(5) 持株会社の新規上場に関する取扱い

当社は、新たに設立する持株会社の株式について、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定であり、上場日は、平成24年10月1日(月)を予定しております。また、当社は本株式移転により持株会社の完全子会社となりますので、持株会社の上場に先立ち、平成24年9月26日(水)に株式会社東京証券取引所および株式会社大阪証券取引所を上場廃止となる予定であります。

なお、上場廃止日につきましては、株式会社東京証券取引所および株式会社大阪証券取引所の規則に基づき決定されるため変更される可能性があります。

4．株式移転の当事会社の概要(平成24年3月31日現在)

(1) 商号	日本軽金属株式会社
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者	代表取締役社長　石山　喬
(4) 主な事業の内容	アルミナ・化成品、アルミニウム製品等の製造、販売
(5) 資本金	39,084,654,715円
(6) 設立年月日	昭和14年3月30日
(7) 発行済株式総数	545,126,049株
(8) 決算期	3月31日
(9) 大株主構成および持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 11.4% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.1% 第一生命保険株式会社 3.7% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口9) 2.9% 朝日生命保険相互会社 2.8%

(10) 最近3年間の経営成績および財政状態

	平成21年3月期	平成22年3月期	平成23年3月期
連結純資産(百万円)	88,781	93,124	104,757
連結総資産(百万円)	478,571	481,022	414,885
1株当たり連結純資産(円)	154.22	163.13	181.51
連結売上高(百万円)	554,094	460,681	429,433
連結営業利益(百万円)	△11,892	7,673	24,724
連結経常利益(百万円)	△16,936	2,682	18,529
連結当期純利益(百万円)	△31,442	2,084	11,040
1株当たり連結当期純利益(円)	△57.77	3.83	20.29
1株当たり配当金(円)	0.00	0.00	2.00

(注) △は損失を示しております。

5．株式移転により新たに設立する会社（持株会社）の概要（予定）

(1) 商号	日本軽金属ホールディングス株式会社 （英文名：Nippon Light Metal Holdings Company, Ltd.）
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者および 役員就任予定者	代表取締役社長　石山　喬 取締役　中嶋　豪 取締役　藤岡　誠 取締役　石原　充 取締役　岡本一郎 取締役　村上敏英 取締役　井上　厚 取締役　今須聖雄 取締役　山本　博 取締役　上野晃嗣 取締役　飯島英胤（注１） 取締役　小野正人（注１） 監査役　朝日　格 監査役　松本伸夫 監査役　山岸敏夫 監査役　藤田　譲（注２） 監査役　和食克雄（注２） 監査役　結城康郎（注２） （注１）取締役飯島英胤および同小野正人は、会社法第2条第15号に定める社外取締役です。 （注２）監査役藤田譲、同和食克雄および同結城康郎は、会社法第2条第16号に定める社外監査役です。
(4) 主な事業の内容	子会社等の経営管理およびそれに附帯または関連する業務
(5) 資本金	39,085,000,000円
(6) 決算期	3月31日
(7) 純資産	未定
(8) 総資産	未定

6．会計処理の概要

企業会計上の「共通支配下の取引」に該当するため、損益への影響はありません。なお、本株式移転によるのれんは発生しない見込みであります。

7．今後の見通し

本株式移転に伴い、当社は持株会社の完全子会社となります。これにより、当社の業績は完全親会社である持株会社の連結業績に反映されることになります。なお、本株式移転による業績への影響は軽微であります。

以　上

Exhibit 1.2

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年5月15日
【会社名】	日本軽金属株式会社
【英訳名】	Nippon Light Metal Company, Ltd.
【代表者の役職氏名】	代表取締役社長　石山 喬
【本店の所在の場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【最寄りの連絡場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1 【提出理由】

当社は、平成24年５月15日開催の取締役会において、株主総会での承認決議等所定の手続を経た上で、単独株式移転の方法により持株会社（「日本軽金属ホールディングス株式会社」）を設立することを決議いたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の３の規定に基づき、臨時報告書を提出いたします。

2 【報告内容】

(1) 当該株式移転の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約３倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年６月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月１日を予定しております。

(2) 当該株式移転の方法、株式移転に係る割当ての内容（株式移転比率）、その他の株式移転計画の内容

① 当該株式移転の方法

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

② 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社 （完全親会社）	日本軽金属株式会社 （完全子会社）
株式移転に係る割当ての内容	1	1

（注）

1 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式１株につき設立する持株会社の普通株式１株を割当交付いたします。

2 単元株式数

持株会社は単元株制度を採用し、１単元の株式数を100株といたします。

3 株式移転により交付する新株式数（予定）

545,126,049株

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。

③ その他の株式移転計画の内容

ア 株式移転の日程

定時株主総会基準日　平成24年３月31日（土）
株式移転計画承認取締役会　平成24年５月15日（火）
株式移転計画承認定時株主総会　平成24年６月28日（木）（予定）
上場廃止日　平成24年９月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）　平成24年10月１日（月）（予定）
持株会社上場日　平成24年10月１日（月）（予定）

イ その他の株式移転計画の内容

その他の株式移転契約の内容は、以下「株式移転計画書」に記載のとおりであります。

株式移転計画書

日本軽金属株式会社（以下「甲」という。）は、甲を株式移転完全子会社とする株式移転設立完全親会社（以下「乙」という。）を設立するための株式移転（以下「本株式移転」という。）を行うにあたり、次のとおり株式移転計画（以下「本計画」という。）を定める。

（乙の目的、商号、本店の所在地、発行可能株式総数その他定款で定める事項）

第１条 乙の目的、商号、本店の所在地及び発行可能株式総数は以下のとおりとする。

(1) 目的

乙の目的は、別紙「日本軽金属ホールディングス株式会社定款」第２条に記載のとおりとする。

(2) 商号

乙の商号は、「日本軽金属ホールディングス株式会社」とし、英文では、「Nippon Light Metal Holdings Company, Ltd.」と表示する。

(3) 本店の所在地

乙の本店の所在地は、東京都品川区とする。

(4) 発行可能株式総数

乙の発行可能株式総数は、2,000,000,000株とする。

２．前項に掲げるもののほか、乙の定款で定める事項は、別紙「日本軽金属ホールディングス株式会社定款」に記載のとおりとする。

（乙の設立時取締役等の氏名及び設立時会計監査人の名称）
第２条 乙の設立時取締役の氏名は次のとおりとする。
石山喬、中嶋豪、藤岡誠、石原充、岡本一郎、村上敏英、井上厚、今須聖雄、山本博、上野晃嗣、飯島英胤（社外）、小野正人（社外）
２．乙の設立時監査役の氏名は次のとおりとする。
朝日格、松本伸夫、山岸敏夫、藤田讓（社外）、和食克雄（社外）、結城康郎（社外）、早野利人（補欠の社外監査役）
３．乙の設立時会計監査人の名称は次のとおりとする。
新日本有限責任監査法人

（本株式移転に際して交付する株式及びその割当て）
第３条 乙は、本株式移転に際して、本株式移転により乙が甲の発行済株式の全部を取得する時点の直前時（以下「基準時」という。）における甲の株主に対し、その所有する甲の普通株式に代わり、甲が基準時現在発行する普通株式の総数と同数の乙の普通株式を交付する。
２．乙は、本株式移転に際して、前項に基づき割当ての対象となる基準時における甲の株主に対し、その保有する甲の普通株式１株につき、乙の普通株式１株の割合をもって割り当てる。

（乙の資本金及び準備金の額）
第４条 乙の設立時における資本金及び準備金の額は次のとおりとする。
(1) 資本金の額
39,085,000,000円
(2) 資本準備金の額
23,502,000,000円
(3) 利益準備金の額
０円
(4) その他資本剰余金の額
会社計算規則第52条第１項柱書に定める株主資本変動額から上記(1)の額及び(2)の額の合計額を減じて得た額
(5) その他利益剰余金の額
０円

（乙の成立の日）
第５条 乙の設立の登記をすべき日（以下「乙の成立の日」という。）は、平成24年10月１日とする。ただし、本株式移転の手続進行上の必要性その他の事由により必要な場合は、甲の取締役会の決議によりこれを変更することができる。

（本計画承認株主総会）
第６条 甲は、平成24年６月28日を開催日として定時株主総会を招集し、本計画の承認及び本株式移転に必要な事項に関する決議を求めるものとする。

（乙の上場証券取引所）
第７条 乙は、乙の成立の日において、その発行する普通株式の株式会社東京証券取引所及び株式会社大阪証券取引所への上場を予定する。

（乙の株主名簿管理人）
第８条 乙の株主名簿管理人は、三井住友信託銀行株式会社とする。

（事情変更）
第９条 本計画の作成後、乙の成立の日に至るまでの間において、天災地変その他の事由により甲の財産又は経営状態に重大な変動が生じた場合は、甲の取締役会の決議により、本株式移転に関する条件を変更し、又は本株式移転を中止することができる。

（本計画の効力の発生）
第10条 本計画は、甲の株主総会において本計画の承認が得られなかった場合又は国内外の法令に定める関係官庁の許認可等（関係官庁に対する届出の効力の発生等を含む。）が得られなかった場合は、その効力を失う。

平成24年５月15日

甲：東京都品川区東品川二丁目２番20号
日本軽金属株式会社
代表取締役社長　石山 喬

別紙

日本軽金属ホールディングス株式会社 定款

第１章 総則

（商号）
第１条 当会社は、日本軽金属ホールディングス株式会社と称し、英文ではＮｉｐｐｏｎ Ｌｉｇｈｔ Ｍｅｔａｌ Ｈｏｌｄｉｎｇｓ Ｃｏｍｐａｎｙ，Ｌｔｄ．と表示する。

（目的）
第２条 当会社は、次の事業を営む会社およびこれに相当する業務を営む外国会社の株式または持分を保有することにより、当該会社の事業活動を支配・管理することを目的とする。
1 アルミニウム等の金属およびその合金の製造、販売
2 アルミニウム等の金属およびその合金による板、条、管、棒、形材、線、鍛造品、鋳物の製造、販売
3 前２号に関する各種加工製品の製造、販売
4 アルミニウム等の金属およびその合金の箔、加工箔、粉、フレーク、ペースト、顔料、成型用樹脂組成物の製造、販売
5 水酸化アルミニウム、アルミナおよびこれに関連する各種製品の製造、販売
6 苛性ソーダ、塩素、塩酸、次亜塩素酸ソーダ、塩化ベンゾイル、圧縮水素および毒物・劇物の製造、販売
7 天然ガスの採取、加工、販売およびこれを原料とする各種製品の製造、販売
8 樹脂フィルムおよび紙の印刷塗工、貼合等包装用材料の製造、販売
9 合成樹脂の成形、加工、販売
10 電極その他の炭素製品の製造、販売
11 次の各製品およびその附属品の製造、販売、賃貸
（イ）建材製品
（ロ）土木建築用の材料、機器および設備
（ハ）プール、水門等の機器および設備
（ニ）業務用プレハブ冷凍・冷蔵庫用パネルおよびクリーンルーム用パネル
（ホ）衛生、空調および冷暖房用の機器および設備
（ヘ）公害防止機器
（ト）被牽引車、各種自動車用車体および各種コンテナその他の輸送・運搬用機器
（チ）特殊自動車
（リ）包装容器
12 アルミニウム等の金属のリサイクル事業
13 前各号に関する機器および設備の設計、製作、据付および技術指導

14 自動車の分解、修理および整備ならびに自動車定期点検業務手続の代行
15 土木建築工事、建築工事、内外装工事、建具工事、ガラス工事および機械器具設備工事の設計、監理および請負
16 不動産の売買、賃貸、仲介、管理および鑑定ならびに土地の造成
17 貨物自動車運送事業および自動車運送取扱事業ならびに倉庫業
18 損害保険代理業および生命保険の募集に関する業務
19 コンピュータソフトウェア、情報システムの開発、販売ならびにコンピュータおよびその関連機器の賃貸
20 スポーツ施設および食堂の経営
21 事業所、工場等の保守管理、警備、清掃
22 廃棄物の収集、運搬および処理ならびに再生製品の販売
23 電気の供給事業
24 前各号に関する工業技術の総合的な研究、試験、分析、測定および技術協力
25 前各号に附帯関連する事業

② 当会社は、前項各号の事業およびこれに附帯関連する一切の事業を営むことができる。

(本店の所在地)
第３条 当会社は、本店を東京都品川区に置く。

(機関)
第４条 当会社は、株主総会および取締役のほか、次の機関を置く。
1 取締役会
2 監査役
3 監査役会
4 会計監査人

(公告方法)
第５条 当会社の公告方法は、電子公告とする。ただし、事故その他やむを得ない事由によって電子公告による公告をすることができない場合は、日本経済新聞に掲載して行う。

第２章 株式

(発行可能株式総数)
第６条 当会社の発行可能株式総数は、2,000,000,000株とする。

(自己の株式の取得)
第７条 当会社は、会社法第165条第２項の規定により、取締役会の決議をもって、市場取引等により自己の株式を取得することができる。

(単元株式数)
第８条 当会社の単元株式数は、100株とする。

(株主名簿管理人)
第９条 当会社は、株主名簿管理人を置く。

② 株主名簿管理人およびその事務取扱場所は、取締役会の決議により定め、これを公告する。

③ 当会社の株主名簿および新株予約権原簿の作成ならびに備置きその他の株主名簿および新株予約権原簿に関する事務はこれを株主名簿管理人に委託し、当会社においては取り扱わない。

(株式取扱規則)

第10条 当会社の株式に関する取扱い、手数料および株主の権利行使に際しての手続等については、法令または本定款のほか、取締役会において定める株式取扱規則による。

第３章 株主総会

(招集)

第11条 当会社は、定時株主総会を毎年６月に招集し、臨時株主総会を必要に応じて招集する。

(開催場所)

第12条 当会社は、東京都特別区内において株主総会を開催する。

(定時株主総会の基準日)

第13条 当会社は、毎年３月31日の最終の株主名簿に記録された株主をもって、その事業年度に関する定時株主総会において議決権を行使することができる株主とする。

(招集権者)

第14条 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により取締役社長が招集する。

② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会を招集する。

(議長)

第15条 株主総会の議長には、取締役社長が当たる。

② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会の議長となる。

③ 取締役全員に事故あるときは、株主総会において出席株主中より議長を選任する。

(株主総会参考書類等のインターネット開示とみなし提供)

第16条 当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類および連結計算書類に記載または表示をすべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。

(決議の方法)

第17条 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。

② 会社法第309条第２項の規定によるものとされる株主総会の決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当たる多数をもって行う。

(議決権の代理行使)

第18条 株主は、当会社の議決権を行使し得る他の株主１名を代理人として、その議決権を行使することができる。ただし、株主または代理人は、株主総会ごとにその代理権を証明する書面を当会社に提出するものとする。

第４章 取締役および取締役会

(員数)

第19条 当会社の取締役は、15名以内とする。

(選任の方法)

第20条 取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。

② 取締役の選任決議については、累積投票によらないものとする。

（任期）
第21条 取締役の任期は、選任後１年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。

（代表取締役および役付取締役）
第22条 取締役会の決議により、代表取締役を選定する。
② 取締役会の決議により、取締役社長１名を定める。また、必要に応じて取締役会長１名を定めることができる。

（招集権者および議長）
第23条 取締役会は、法令に別段の定めがある場合を除き、取締役会長が招集し、議長となる。
② 取締役会長に欠員または事故あるときは、取締役社長が取締役会を招集し、議長となる。取締役会長および取締役社長がともに事故あるときは、取締役会の定めるところにより他の取締役が取締役会を招集し、議長となる。

（招集通知）
第24条 取締役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。
② 取締役会は、取締役および監査役の全員の同意があるときは、招集の手続を経ずに開催することができる。

（決議の方法）
第25条 取締役会の決議は、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。

（取締役会規則）
第26条 取締役会に関する事項は、法令または本定款のほか、取締役会において定める取締役会規則による。

（報酬等）
第27条 取締役の報酬、賞与その他の職務執行の対価として当会社から受ける財産上の利益（以下「報酬等」という。）は、株主総会の決議により定める。

（取締役の責任免除）
第28条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の取締役（取締役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。
② 当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第５章 監査役および監査役会

（員数）
第29条 当会社の監査役は、７名以内とする。

（選任の方法）
第30条 監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。

（補欠監査役の選任決議の効力）
第31条 補欠監査役の選任決議が効力を有する期間は、当該決議において短縮がされない限り、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の開始の時までとする。

(任期)

第32条 監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。

② 任期の満了前に退任した監査役の補欠として選任された監査役の任期は、退任した監査役の任期の満了する時までとする。

(常勤の監査役)

第33条 常勤の監査役は、監査役会の決議により選定する。

(招集通知)

第34条 監査役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。

② 監査役会は、監査役全員の同意があるときは、招集の手続を経ずに開催することができる。

(決議の方法)

第35条 監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。

(監査役会規則)

第36条 監査役会に関する事項は、法令または本定款のほか、監査役会において定める監査役会規則による。

(報酬等)

第37条 監査役の報酬等は、株主総会の決議により定める。

(監査役の責任免除)

第38条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の監査役（監査役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。

② 当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第６章 計算

(事業年度)

第39条 当会社の事業年度は、毎年４月１日より翌年３月31日までとする。

(剰余金の配当)

第40条 当会社は、株主総会の決議により、毎年３月31日の最終の株主名簿に記録された株主または登録株式質権者に対して、期末配当として剰余金の配当をすることができる。

② 当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記録された株主または登録株式質権者に対して、会社法第454条第５項に定める剰余金の配当を行うことができる。

(配当金の除斥期間)

第41条 配当財産が金銭である場合は、その支払開始の日より満５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。

② 前項の金銭には、利息をつけない。

附則

(最初の事業年度)

第１条 当会社の最初の事業年度は、第39条の規定にかかわらず、当会社設立の日から平成25年３月31日までとする。

（最初の取締役および監査役の報酬）

第２条 第27条および第37条の規定にかかわらず、当会社設立の日から最初の定時株主総会終結の時までの期間の取締役の報酬等の額は、総額金297百万円以内とし、監査役の報酬等の額は、総額金72百万円以内とする。ただし、この取締役の報酬等の額には使用人兼務取締役の使用人分の給与は含まないものとする。

（附則の削除）

第３条 本附則は、当会社の最初の定時株主総会終結の時をもって削除されるものとする。

以 上

(3) 株式移転に係る割当ての内容の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社１社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式１株に対して、持株会社の普通株式１株を割当交付することといたしました。

なお、上記理由により、第三者機関の算定は行っておりません。

(4) 当該株式移転の後の株式移転設立完全親会社となる会社の商号、本店の所在地、代表者の氏名、資本金の額、純資産の額、総資産の額及び事業の内容

商号	日本軽金属ホールディングス株式会社
本店の所在地	東京都品川区東品川二丁目２番20号
代表者の氏名	代表取締役社長　石山 喬
資本金の額	39,085,000,000円
純資産の額	未定
総資産の額	未定
事業の内容	子会社等の経営管理およびそれに附帯または関連する業務

以 上

Exhibit 2.1

平成24年5月15日

各　位

会　社　名　日本軽金属株式会社
代表者名　代表取締役社長　石山　喬
コード番号　5701
上場取引所　東証・大証各第一部
問合せ先　広報・IR室長　野中　由憲
（TEL.03－5461－9333）

2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について

当社が2006年7月21日に発行した、2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債（以下「本新株予約権付社債」という。）について、下記のとおり繰上償還することになりましたのでお知らせいたします。

記

1. 繰上償還の理由　当社は、本日別途ご案内の「単独株式移転による持株会社設立に関するお知らせ」にありますとおり、株式移転の方法により持株会社を設立することについて、本日開催の当社取締役会において、株式移転計画を作成すること、並びに当該株式移転計画の承認を求める議案を平成24年6月28日開催予定の第105回定時株主総会に付議することを決議いたしました。
当社は、株主総会の承認決議等所要の手続を経た上で、平成24年10月1日を効力発生日（予定）として、株式移転の方法により持株会社である日本軽金属ホールディングス株式会社を設立し、その完全子会社となる予定です。
これに伴い、本新株予約権付社債については、本新株予約権付社債の社債要項に基づき、以下のとおり繰上償還を実施することと致しました。
なお、当社は、かかる繰上償還の結果取得する本新株予約権付社債に付された新株予約権を、同時に無償にて消却いたします。

2. 繰上償還銘柄　日本軽金属株式会社2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債

3. 繰上償還期日　2012年9月25日（ルクセンブルグ時間）（予定）

4. 繰上償還予定額　残存する本新株予約権付社債の全部
（2012年4月30日現在　1,020百万円）

5.　繰上償還金額　額面金額の102%の価額

6.　繰上償還の条件　平成24年6月28日開催予定の第105回定時株主総会において、上記株式移転計画の承認を求める議案が承認されることを条件として、繰上償還を実施いたします。

（ご参考）

本新株予約権付社債の概要

1.	発行額面総額	20,000百万円
2.	発行日	2006年7月21日（チューリッヒ時間）
3.	償還期限	2016年9月30日（ルクセンブルグ時間）
4.	利率	利息は付さない
5.	転換価額	406円

以　上

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	May 31, 2012
Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Nippon Light Metal Company, Ltd.
Exact name of registrant as specified in charter

0001549813
Registrant CIK Number

Form CB
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Common Shares
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__x__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 15th day of May, 2012.

Nippon Light Metal Company, Ltd.
(Registrant)

By: 高徳宏和
Hirokazu Takatoku
Corporate Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20____, that the information set forth in this statement is true and complete.

By: __________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 1.1 "Notice of Establishment of Holding Company by Single Company Stock Transfer", dated May 15, 2012 (Japanese original; English translation attached to Form CB)

Exhibit 1.2 "Extraordinary Report", dated May 15, 2012 (Japanese original; English translation attached to Form CB).

Exhibit 2.1 "Notice for Accelerated Redemption of the Yen Denominated Zero Coupon Convertible Corporate Bond with Conversion Restriction Covenants and New Issue Share Subscription Rights Maturing on September 30, 2016", dated May 15, 2012 (Japanese original).

Exhibit 1.1

平成24年5月15日

各　位

会社名　　日本軽金属株式会社
代表社名　代表取締役社長　石山　喬
（コード番号　5701　東証・大証第一部）
問合せ先　広報・ＩＲ室長　野中由憲
（TEL　03－5461－9333）

単独株式移転による持株会社設立に関するお知らせ

当社は、本日開催の取締役会において、株主総会承認決議等の所定の手続きを経た上で、下記のとおり、平成24年10月1日（予定）を期日として、当社単独による株式移転（以下「本株式移転」といいます。）により純粋持株会社（完全親会社）である「日本軽金属ホールディングス株式会社」（以下「持株会社」といいます。）を設立することを決議いたしましたので、お知らせいたします。

記

1．単独株式移転による持株会社設立の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約3倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年6月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会

社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月1日を予定しております。

2．持株会社体制移行の手順

当社は、次に示す方法により、持株会社体制への移行を実施する予定です。

【ステップ1】

平成24年10月1日を期日として本株式移転により持株会社を設立することで、当社は持株会社の完全子会社となります。


日本軽金属ホールディングス
日本軽金属
子会社等

【ステップ2】

持株会社設立後は、グループ各社の事業特性、市場環境等を考慮に入れた戦略的再編を速やかに実施することにより、市場へのより機動的な対応が可能となる体制を整備し、今後の成長戦略を促進してまいります。具体的内容については決定次第お知らせいたします。


日本軽金属ホールディングス
日本軽金属
子会社等
子会社等

3．株式移転の要旨

(1) 株式移転の日程

定時株主総会基準日	平成24年3月31日（土）
株式移転計画承認取締役会	平成24年5月15日（火）
株式移転計画承認定時株主総会	平成24年6月28日(木)(予定)
上場廃止日	平成24年9月26日(水)(予定)
持株会社設立登記日（株式移転効力発生日）	平成24年10月1日(月)(予定)
持株会社上場日	平成24年10月1日(月)(予定)

※ ただし、本株式移転の手続き進行上の必要性その他の事由により日程を変更することがあります。

(2) 株式移転の方式

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

(3) 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社 （完全親会社）	日本軽金属株式会社 （完全子会社）
株式移転に係る割当ての内容	1	1

（注）

① 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式1株につき設立する持株会社の普通株式1株を割当交付いたします。

② 単元株式数

持株会社は単元株制度を採用し、1単元の株式数を 100 株といたします。従いまして、持株会社の売買単位は、現在の当社株式の 1,000 株から 100 株に減少することになります。

③ 株式移転比率の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社1社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式1株に対して、持株会社の普通株式1株を割当交付することといたしました。

④ 第三者機関による算定結果、算定方法および算定根拠

上記③の理由により、第三者機関による算定は行っておりません。

⑤ 株式移転により交付する新株式数（予定）

545,126,049 株（予定）

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。これに伴い、当社は一時的に持株会社の普通株式を保有することになりますが、その処分方法については決定次第お知らせいたします。

(4) 株式移転に伴う新株予約権および新株予約権付社債に関する取扱い

当社が発行している 2016 年 9 月 30 日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債については、本日（平成 24 年 5 月 15 日）別途公表しております「2016 年 9 月 30 日満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について」に記載のとおり、同社債の社債要項の規定に基づく任意償還により、株式移転の効力発生日までに全額繰上償還されるものとします。

(5) 持株会社の新規上場に関する取扱い

当社は、新たに設立する持株会社の株式について、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定であり、上場日は、平成24年10月1日（月）を予定しております。また、当社は本株式移転により持株会社の完全子会社となりますので、持株会社の上場に先立ち、平成24年9月26日（水）に株式会社東京証券取引所および株式会社大阪証券取引所を上場廃止となる予定であります。

なお、上場廃止日につきましては、株式会社東京証券取引所および株式会社大阪証券取引所の規則に基づき決定されるため変更される可能性があります。

4．株式移転の当事会社の概要（平成24年3月31日現在）

(1) 商号	日本軽金属株式会社
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者	代表取締役社長　石山　喬
(4) 主な事業の内容	アルミナ・化成品、アルミニウム製品等の製造、販売
(5) 資本金	39,084,654,715円
(6) 設立年月日	昭和14年3月30日
(7) 発行済株式総数	545,126,049株
(8) 決算期	3月31日
(9) 大株主構成および持株比率	日本ﾄﾗｽﾃｨ･ｻｰﾋﾞｽ信託銀行株式会社（信託口） 11.4% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社（信託口） 5.1% 第一生命保険株式会社 3.7% 日本ﾄﾗｽﾃｨ･ｻｰﾋﾞｽ信託銀行株式会社（信託口9） 2.9% 朝日生命保険相互会社 2.8%

(10) 最近3年間の経営成績および財政状態

	平成21年3月期	平成22年3月期	平成23年3月期
連結純資産（百万円）	88,781	93,124	104,757
連結総資産（百万円）	478,571	481,022	414,885
1株当たり連結純資産（円）	154.22	163.13	181.51
連結売上高（百万円）	554,094	460,681	429,433
連結営業利益（百万円）	△11,892	7,673	24,724
連結経常利益（百万円）	△16,936	2,682	18,529
連結当期純利益（百万円）	△31,442	2,084	11,040
1株当たり連結当期純利益（円）	△57.77	3.83	20.29
1株当たり配当金（円）	0.00	0.00	2.00

(注) △は損失を示しております。

5．株式移転により新たに設立する会社（持株会社）の概要（予定）

(1) 商号	日本軽金属ホールディングス株式会社 （英文名：Nippon Light Metal Holdings Company, Ltd.)
(2) 所在地	東京都品川区東品川二丁目2番20号
(3) 代表者および 役員就任予定者	代表取締役社長　石山　喬 取締役　中嶋　豪 取締役　藤岡　誠 取締役　石原　充 取締役　岡本一郎 取締役　村上敏英 取締役　井上　厚 取締役　今須聖雄 取締役　山本　博 取締役　上野晃嗣 取締役　飯島英胤（注1） 取締役　小野正人（注1） 監査役　朝日　格 監査役　松本伸夫 監査役　山岸敏夫 監査役　藤田　譲（注2） 監査役　和食克雄（注2） 監査役　結城康郎（注2） （注1）取締役飯島英胤および同小野正人は、会社法第2条第15号に定める社外取締役です。 （注2）監査役藤田譲、同和食克雄および同結城康郎は、会社法第2条第16号に定める社外監査役です。
(4) 主な事業の内容	子会社等の経営管理およびそれに附帯または関連する業務
(5) 資本金	39,085,000,000円
(6) 決算期	3月31日
(7) 純資産	未定
(8) 総資産	未定

6．会計処理の概要

企業会計上の「共通支配下の取引」に該当するため、損益への影響はありません。なお、本株式移転によるのれんは発生しない見込みであります。

7．今後の見通し

本株式移転に伴い、当社は持株会社の完全子会社となります。これにより、当社の業績は完全親会社である持株会社の連結業績に反映されることになります。なお、本株式移転による業績への影響は軽微であります。

以　上

Exhibit 1.2

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年５月15日
【会社名】	日本軽金属株式会社
【英訳名】	Nippon Light Metal Company, Ltd.
【代表者の役職氏名】	代表取締役社長　石山 喬
【本店の所在の場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【最寄りの連絡場所】	東京都品川区東品川二丁目２番20号
【電話番号】	０３（５４６１）９２１１（代表）
【事務連絡者氏名】	執行役員法務部長　高徳 宏和
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号）

1【提出理由】

当社は、平成24年５月15日開催の取締役会において、株主総会での承認決議等所定の手続を経た上で、単独株式移転の方法により持株会社（「日本軽金属ホールディングス株式会社」）を設立することを決議いたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の３の規定に基づき、臨時報告書を提出いたします。

2【報告内容】

(1) 当該株式移転の目的

当社グループは、アルミニウムという優れた特性を有する金属を核とし、素材から各種加工製品に至るまで、広範な分野において事業活動を展開しております。その中で当社は、アルミナ・化成品、アルミニウム板等の事業を行っておりますが、グループ全体として見た場合、子会社・関連会社（以下「子会社等」といいます。）事業の売上規模は当社本体事業の約３倍となっております。

このように子会社等事業の比重が大きくなった要因は、これまで実施した一部事業の分社化によるものだけではなく、中国、東南アジアなどにおける子会社等の海外事業が大きく成長した結果であり、こうした流れは今後も継続していくものと思われます。

このような実情を踏まえ、当社グループが今後も持続的に発展し、企業価値の向上を図るためには、各事業が当社本体と子会社等に分かれている現状から、経営と執行の分離をより徹底させた連結経営体制への変革が必要と判断し、純粋持株会社体制へ移行することといたしました。

新たに設立される日本軽金属ホールディングス株式会社は、グループ全体の統括会社として新たなコーポレートガバナンスの体制のもとに、経営戦略立案機能を担い、各事業や国内外への効果的な経営資源の配分を行うことにより、ますます高度化・多様化するアルミニウムとアルミ関連素材に関するニーズに応えてまいります。また、こうした事業活動を通じて、企業価値を増大させるとともに、様々な産業分野のお客様をサポートすることによって、人々の暮らしの向上にも貢献してまいります。

なお、持株会社体制への移行は、平成24年６月28日開催予定の第105回定時株主総会における承認を前提としております。

本株式移転により、当社は持株会社の完全子会社となるため、当社株式は上場廃止となりますが、当社株主に対して持株会社株式が割当交付されることになります。持株会社の株式については、株式会社東京証券取引所および株式会社大阪証券取引所への新規上場を申請する予定です。上場日は株式会社東京証券取引所および株式会社大阪証券取引所の審査によりますが、持株会社の設立登記日（株式移転効力発生日）である平成24年10月１日を予定しております。

(2) 当該株式移転の方法、株式移転に係る割当ての内容（株式移転比率）、その他の株式移転計画の内容

① 当該株式移転の方法

当社を株式移転完全子会社、持株会社を株式移転設立完全親会社とする単独株式移転です。

② 株式移転に係る割当ての内容（株式移転比率）

	日本軽金属ホールディングス株式会社 （完全親会社）	日本軽金属株式会社 （完全子会社）
株式移転に係る割当ての内容	1	1

（注）

1 株式移転比率

株式移転の効力発生日の前日における最終の株主名簿に記録された当社の普通株式を保有する株主の皆さまに対し、その保有する当社普通株式１株につき設立する持株会社の普通株式１株を割当交付いたします。

2 単元株式数

持株会社は単元株制度を採用し、１単元の株式数を100株といたします。

3 株式移転により交付する新株式数（予定）

545,126,049株

ただし、本株式移転の効力発生に先立ち、当社の発行済株式総数が変化した場合には、持株会社が交付する上記新株式数は変動いたします。なお、本株式移転の効力発生時点において当社が保有する自己株式に対しては、その同数の持株会社の普通株式が割当交付されることになります。

③ その他の株式移転計画の内容

ア 株式移転の日程

定時株主総会基準日　平成24年３月31日（土）
株式移転計画承認取締役会　平成24年５月15日（火）
株式移転計画承認定時株主総会　平成24年６月28日（木）（予定）
上場廃止日　平成24年９月26日（水）（予定）
持株会社設立登記日（株式移転効力発生日）　平成24年10月１日（月）（予定）
持株会社上場日　平成24年10月１日（月）（予定）

イ その他の株式移転計画の内容

その他の株式移転契約の内容は、以下「株式移転計画書」に記載のとおりであります。

株式移転計画書

日本軽金属株式会社（以下「甲」という。）は、甲を株式移転完全子会社とする株式移転設立完全親会社（以下「乙」という。）を設立するための株式移転（以下「本株式移転」という。）を行うにあたり、次のとおり株式移転計画（以下「本計画」という。）を定める。

（乙の目的、商号、本店の所在地、発行可能株式総数その他定款で定める事項）

第１条 乙の目的、商号、本店の所在地及び発行可能株式総数は以下のとおりとする。

(1) 目的

乙の目的は、別紙「日本軽金属ホールディングス株式会社定款」第２条に記載のとおりとする。

(2) 商号

乙の商号は、「日本軽金属ホールディングス株式会社」とし、英文では、「Nippon Light Metal Holdings Company, Ltd.」と表示する。

(3) 本店の所在地

乙の本店の所在地は、東京都品川区とする。

(4) 発行可能株式総数

乙の発行可能株式総数は、2,000,000,000株とする。

2．前項に掲げるもののほか、乙の定款で定める事項は、別紙「日本軽金属ホールディングス株式会社定款」に記載のとおりとする。

（乙の設立時取締役等の氏名及び設立時会計監査人の名称）

第２条 乙の設立時取締役の氏名は次のとおりとする。

石山喬、中嶋豪、藤岡誠、石原充、岡本一郎、村上敏英、井上厚、今須聖雄、山本博、上野晃嗣、飯島英胤（社外）、小野正人（社外）

２．乙の設立時監査役の氏名は次のとおりとする。

朝日格、松本伸夫、山岸敏夫、藤田讓（社外）、和食克雄（社外）、結城康郎（社外）、早野利人（補欠の社外監査役）

３．乙の設立時会計監査人の名称は次のとおりとする。

新日本有限責任監査法人

（本株式移転に際して交付する株式及びその割当て）

第３条 乙は、本株式移転に際して、本株式移転により乙が甲の発行済株式の全部を取得する時点の直前時（以下「基準時」という。）における甲の株主に対し、その所有する甲の普通株式に代わり、甲が基準時現在発行する普通株式の総数と同数の乙の普通株式を交付する。

２．乙は、本株式移転に際して、前項に基づき割当ての対象となる基準時における甲の株主に対し、その保有する甲の普通株式１株につき、乙の普通株式１株の割合をもって割り当てる。

（乙の資本金及び準備金の額）

第４条 乙の設立時における資本金及び準備金の額は次のとおりとする。

(1) 資本金の額
39,085,000,000円

(2) 資本準備金の額
23,502,000,000円

(3) 利益準備金の額
０円

(4) その他資本剰余金の額
会社計算規則第52条第１項柱書に定める株主資本変動額から上記(1)の額及び(2)の額の合計額を減じて得た額

(5) その他利益剰余金の額
０円

（乙の成立の日）

第５条 乙の設立の登記をすべき日（以下「乙の成立の日」という。）は、平成24年10月１日とする。ただし、本株式移転の手続進行上の必要性その他の事由により必要な場合は、甲の取締役会の決議によりこれを変更することができる。

（本計画承認株主総会）

第６条 甲は、平成24年６月28日を開催日として定時株主総会を招集し、本計画の承認及び本株式移転に必要な事項に関する決議を求めるものとする。

（乙の上場証券取引所）

第７条 乙は、乙の成立の日において、その発行する普通株式の株式会社東京証券取引所及び株式会社大阪証券取引所への上場を予定する。

（乙の株主名簿管理人）

第８条 乙の株主名簿管理人は、三井住友信託銀行株式会社とする。

（事情変更）
第９条 本計画の作成後、乙の成立の日に至るまでの間において、天災地変その他の事由により甲の財産又は経営状態に重大な変動が生じた場合は、甲の取締役会の決議により、本株式移転に関する条件を変更し、又は本株式移転を中止することができる。

（本計画の効力の発生）
第10条 本計画は、甲の株主総会において本計画の承認が得られなかった場合又は国内外の法令に定める関係官庁の許認可等（関係官庁に対する届出の効力の発生等を含む。）が得られなかった場合は、その効力を失う。

平成24年５月15日

甲：東京都品川区東品川二丁目２番20号
日本軽金属株式会社
代表取締役社長　石山 喬

別紙

日本軽金属ホールディングス株式会社 定款

第１章 総則

（商号）
第１条 当会社は、日本軽金属ホールディングス株式会社と称し、英文ではＮｉｐｐｏｎ Ｌｉｇｈｔ Ｍｅｔａｌ Ｈｏｌｄｉｎｇｓ Ｃｏｍｐａｎｙ，Ｌｔｄ．と表示する。

（目的）
第２条 当会社は、次の事業を営む会社およびこれに相当する業務を営む外国会社の株式または持分を保有することにより、当該会社の事業活動を支配・管理することを目的とする。
1 アルミニウム等の金属およびその合金の製造、販売
2 アルミニウム等の金属およびその合金による板、条、管、棒、形材、線、鍛造品、鋳物の製造、販売
3 前２号に関する各種加工製品の製造、販売
4 アルミニウム等の金属およびその合金の箔、加工箔、粉、フレーク、ペースト、顔料、成型用樹脂組成物の製造、販売
5 水酸化アルミニウム、アルミナおよびこれに関連する各種製品の製造、販売
6 苛性ソーダ、塩素、塩酸、次亜塩素酸ソーダ、塩化ベンゾイル、圧縮水素および毒物・劇物の製造、販売
7 天然ガスの採取、加工、販売およびこれを原料とする各種製品の製造、販売
8 樹脂フィルムおよび紙の印刷塗工、貼合等包装用材料の製造、販売
9 合成樹脂の成形、加工、販売
10 電極その他の炭素製品の製造、販売
11 次の各製品およびその附属品の製造、販売、賃貸
（イ）建材製品
（ロ）土木建築用の材料、機器および設備
（ハ）プール、水門等の機器および設備
（ニ）業務用プレハブ冷凍・冷蔵庫用パネルおよびクリーンルーム用パネル
（ホ）衛生、空調および冷暖房用の機器および設備
（ヘ）公害防止機器
（ト）被牽引車、各種自動車用車体および各種コンテナその他の輸送・運搬用機器
（チ）特殊自動車
（リ）包装容器
12 アルミニウム等の金属のリサイクル事業
13 前各号に関する機器および設備の設計、製作、据付および技術指導

14 自動車の分解、修理および整備ならびに自動車定期点検業務手続の代行
15 土木建築工事、建築工事、内外装工事、建具工事、ガラス工事および機械器具設備工事の設計、監理および請負
16 不動産の売買、賃貸、仲介、管理および鑑定ならびに土地の造成
17 貨物自動車運送事業および自動車運送取扱事業ならびに倉庫業
18 損害保険代理業および生命保険の募集に関する業務
19 コンピュータソフトウェア、情報システムの開発、販売ならびにコンピュータおよびその関連機器の賃貸
20 スポーツ施設および食堂の経営
21 事業所、工場等の保守管理、警備、清掃
22 廃棄物の収集、運搬および処理ならびに再生製品の販売
23 電気の供給事業
24 前各号に関する工業技術の総合的な研究、試験、分析、測定および技術協力
25 前各号に附帯関連する事業
② 当会社は、前項各号の事業およびこれに附帯関連する一切の事業を営むことができる。

(本店の所在地)
第3条 当会社は、本店を東京都品川区に置く。

(機関)
第4条 当会社は、株主総会および取締役のほか、次の機関を置く。
1 取締役会
2 監査役
3 監査役会
4 会計監査人

(公告方法)
第5条 当会社の公告方法は、電子公告とする。ただし、事故その他やむを得ない事由によって電子公告による公告をすることができない場合は、日本経済新聞に掲載して行う。

第2章 株式

(発行可能株式総数)
第6条 当会社の発行可能株式総数は、2,000,000,000株とする。

(自己の株式の取得)
第7条 当会社は、会社法第165条第2項の規定により、取締役会の決議をもって、市場取引等により自己の株式を取得することができる。

(単元株式数)
第8条 当会社の単元株式数は、100株とする。

(株主名簿管理人)
第9条 当会社は、株主名簿管理人を置く。
② 株主名簿管理人およびその事務取扱場所は、取締役会の決議により定め、これを公告する。
③ 当会社の株主名簿および新株予約権原簿の作成ならびに備置きその他の株主名簿および新株予約権原簿に関する事務はこれを株主名簿管理人に委託し、当会社においては取り扱わない。

（株式取扱規則）
第10条 当会社の株式に関する取扱い、手数料および株主の権利行使に際しての手続等については、法令または本定款のほか、取締役会において定める株式取扱規則による。

第３章 株主総会

（招集）
第11条 当会社は、定時株主総会を毎年６月に招集し、臨時株主総会を必要に応じて招集する。

（開催場所）
第12条 当会社は、東京都特別区内において株主総会を開催する。

（定時株主総会の基準日）
第13条 当会社は、毎年３月31日の最終の株主名簿に記録された株主をもって、その事業年度に関する定時株主総会において議決権を行使することができる株主とする。

（招集権者）
第14条 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により取締役社長が招集する。
② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会を招集する。

（議長）
第15条 株主総会の議長には、取締役社長が当たる。
② 取締役社長に事故あるときは、取締役会の定めるところにより他の取締役が株主総会の議長となる。
③ 取締役全員に事故あるときは、株主総会において出席株主中より議長を選任する。

（株主総会参考書類等のインターネット開示とみなし提供）
第16条 当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類および連結計算書類に記載または表示をすべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。

（決議の方法）
第17条 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。
② 会社法第309条第２項の規定によるものとされる株主総会の決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当たる多数をもって行う。

（議決権の代理行使）
第18条 株主は、当会社の議決権を行使し得る他の株主１名を代理人として、その議決権を行使することができる。ただし、株主または代理人は、株主総会ごとにその代理権を証明する書面を当会社に提出するものとする。

第４章 取締役および取締役会

（員数）
第19条 当会社の取締役は、15名以内とする。

（選任の方法）
第20条 取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。
② 取締役の選任決議については、累積投票によらないものとする。

(任期)
第21条 取締役の任期は、選任後1年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。

(代表取締役および役付取締役)
第22条 取締役会の決議により、代表取締役を選定する。
② 取締役会の決議により、取締役社長1名を定める。また、必要に応じて取締役会長1名を定めることができる。

(招集権者および議長)
第23条 取締役会は、法令に別段の定めがある場合を除き、取締役会長が招集し、議長となる。
② 取締役会長に欠員または事故あるときは、取締役社長が取締役会を招集し、議長となる。取締役会長および取締役社長がともに事故あるときは、取締役会の定めるところにより他の取締役が取締役会を招集し、議長となる。

(招集通知)
第24条 取締役会の招集通知は、少なくとも会日の5日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。
② 取締役会は、取締役および監査役の全員の同意があるときは、招集の手続を経ずに開催することができる。

(決議の方法)
第25条 取締役会の決議は、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。

(取締役会規則)
第26条 取締役会に関する事項は、法令または本定款のほか、取締役会において定める取締役会規則による。

(報酬等)
第27条 取締役の報酬、賞与その他の職務執行の対価として当会社から受ける財産上の利益(以下「報酬等」という。)は、株主総会の決議により定める。

(取締役の責任免除)
第28条 当会社は、会社法第426条第1項の規定により、取締役会の決議をもって、同法第423条第1項の取締役(取締役であった者を含む。)の損害賠償責任を、法令の限度において免除することができる。
② 当会社は、会社法第427条第1項の規定により、社外取締役との間に、同法第423条第1項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、7百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第5章 監査役および監査役会

(員数)
第29条 当会社の監査役は、7名以内とする。

(選任の方法)
第30条 監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。

(補欠監査役の選任決議の効力)
第31条 補欠監査役の選任決議が効力を有する期間は、当該決議において短縮がされない限り、選任後4年以内に終了する事業年度のうち最終のものに関する定時株主総会の開始の時までとする。

（任期）

第32条 監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。

② 任期の満了前に退任した監査役の補欠として選任された監査役の任期は、退任した監査役の任期の満了する時までとする。

（常勤の監査役）

第33条 常勤の監査役は、監査役会の決議により選定する。

（招集通知）

第34条 監査役会の招集通知は、少なくとも会日の５日前に発するものとする。ただし、緊急のときは、この期間を短縮することができる。

② 監査役会は、監査役全員の同意があるときは、招集の手続を経ずに開催することができる。

（決議の方法）

第35条 監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。

（監査役会規則）

第36条 監査役会に関する事項は、法令または本定款のほか、監査役会において定める監査役会規則による。

（報酬等）

第37条 監査役の報酬等は、株主総会の決議により定める。

（監査役の責任免除）

第38条 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、同法第423条第１項の監査役（監査役であった者を含む。）の損害賠償責任を、法令の限度において免除することができる。

② 当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の損害賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく損害賠償責任の限度額は、７百万円以上であらかじめ定めた金額または法令が規定する額のいずれか高い額とする。

第６章 計算

（事業年度）

第39条 当会社の事業年度は、毎年４月１日より翌年３月31日までとする。

（剰余金の配当）

第40条 当会社は、株主総会の決議により、毎年３月31日の最終の株主名簿に記録された株主または登録株式質権者に対して、期末配当として剰余金の配当をすることができる。

② 当会社は、取締役会の決議により、毎年９月30日の最終の株主名簿に記録された株主または登録株式質権者に対して、会社法第454条第５項に定める剰余金の配当を行うことができる。

（配当金の除斥期間）

第41条 配当財産が金銭である場合は、その支払開始の日より満５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。

② 前項の金銭には、利息をつけない。

附則

（最初の事業年度）

第１条 当会社の最初の事業年度は、第39条の規定にかかわらず、当会社設立の日から平成25年３月31日までとする。

（最初の取締役および監査役の報酬）

第２条 第27条および第37条の規定にかかわらず、当会社設立の日から最初の定時株主総会終結の時までの期間の取締役の報酬等の額は、総額金297百万円以内とし、監査役の報酬等の額は、総額金72百万円以内とする。ただし、この取締役の報酬等の額には使用人兼務取締役の使用人分の給与は含まないものとする。

（附則の削除）

第３条 本附則は、当会社の最初の定時株主総会終結の時をもって削除されるものとする。

以 上

(3) 株式移転に係る割当ての内容の算定根拠

本株式移転におきましては、当社単独の株式移転によって完全親会社１社を設立するものであり、株式移転時の当社の株主構成と持株会社の株主構成に変化がないことから、株主の皆さまに不利益を与えないことを第一義として、株主の皆さまの所有する当社普通株式１株に対して、持株会社の普通株式１株を割当交付することといたしました。

なお、上記理由により、第三者機関の算定は行っておりません。

(4) 当該株式移転の後の株式移転設立完全親会社となる会社の商号、本店の所在地、代表者の氏名、資本金の額、純資産の額、総資産の額及び事業の内容

商号	日本軽金属ホールディングス株式会社
本店の所在地	東京都品川区東品川二丁目２番20号
代表者の氏名	代表取締役社長　石山 喬
資本金の額	39,085,000,000円
純資産の額	未定
総資産の額	未定
事業の内容	子会社等の経営管理およびそれに附帯または関連する業務

以 上

Exhibit 2.1

平成24年5月15日

各　位

会社名　日本軽金属株式会社
代表者名　代表取締役社長　石山　喬
コード番号　5701
上場取引所　東証・大証各第一部
問合せ先　広報・IR室長　野中　由憲
（TEL.03－5461－9333）

2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債の繰上償還について

当社が2006年7月21日に発行した、2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債（以下「本新株予約権付社債」という。）について、下記のとおり繰上償還することになりましたのでお知らせいたします。

記

1. 繰上償還の理由　当社は、本日別途ご案内の「単独株式移転による持株会社設立に関するお知らせ」にありますとおり、株式移転の方法により持株会社を設立することについて、本日開催の当社取締役会において、株式移転計画を作成すること、並びに当該株式移転計画の承認を求める議案を平成24年6月28日開催予定の第105回定時株主総会に付議することを決議いたしました。
当社は、株主総会の承認決議等所要の手続を経た上で、平成24年10月1日を効力発生日（予定）として、株式移転の方法により持株会社である日本軽金属ホールディングス株式会社を設立し、その完全子会社となる予定です。
これに伴い、本新株予約権付社債については、本新株予約権付社債の社債要項に基づき、以下のとおり繰上償還を実施することと致しました。
なお、当社は、かかる繰上償還の結果取得する本新株予約権付社債に付された新株予約権を、同時に無償にて消却いたします。

2. 繰上償還銘柄　日本軽金属株式会社2016年満期ゼロ・クーポン円建転換制限条項付転換社債型新株予約権付社債

3. 繰上償還期日　2012年9月25日（ルクセンブルグ時間）（予定）

4. 繰上償還予定額　残存する本新株予約権付社債の全部
（2012年4月30日現在　1,020百万円）

5.　繰上償還金額　額面金額の102%の価額

6.　繰上償還の条件　平成24年6月28日開催予定の第105回定時株主総会において、上記株式移転計画の承認を求める議案が承認されることを条件として、繰上償還を実施いたします。

（ご参考）

本新株予約権付社債の概要

1.	発行額面総額	20,000百万円
2.	発行日	2006年7月21日（チューリッヒ時間）
3.	償還期限	2016年9月30日（ルクセンブルグ時間）
4.	利率	利息は付さない
5.	転換価額	406円

以　上